Filed pursuant to Rule 424(b)(3)
Registration Nos. 333-161917 and 162488
17,250,000 Shares of Common Stock
     This prospectus covers the sale of up to 17,250,000 shares of our common stock to be issued upon the exercise of non-redeemable Class H warrants issued in a public offering in October 2009 as a component of the units sold by us in the offering.
     Each Class H warrant entitles the holder to purchase one share of our common stock at a price of $1.30, and will expire on October 14, 2014. The Class H warrants became exercisable on December 14, 2009.
     Our common stock, Class B warrants, Class H warrants and units are quoted on the NASDAQ Capital Market under the symbols “COIN,” “COINZ,” “COINW” and “COINU” respectively. The last sale prices of our common stock, Class B warrants, Class H warrants and units on December 1, 2009 were $0.68 per share, $0.18 per Class B warrant, $0.16 per Class H warrant and $0.85 per unit, respectively.
     These are speculative securities. Investing in our securities involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 3.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 23, 2009

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY
          The following summary highlights selected information contained in this prospectus. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this prospectus, including but not limited to, the risk factors beginning on page 3. Reference to “we,” “us,” “our,” “Converted Organics” or the “Company” means Converted Organics Inc. and its subsidiaries.
Our Company
          We use food and other food processing waste as a raw material to manufacture, sell and distribute all-natural soil amendment and fertilizer products combining disease suppression and nutritional characteristics.
          Our revenue comes from two sources: “tip” fees and product sales. Waste haulers pay the tip fees to us for accepting food waste generated by food distributors such as grocery stores, produce docks, fish markets and food processors, and by hospitality venues such as hotels, restaurants, convention centers and airports. Revenue also comes from the customers who purchase our products. Our products possess a combination of nutritional, disease suppression and soil amendment characteristics. The products are sold in both dry and liquid form and are stable with an extended shelf life compared to other organic fertilizers. Among other uses, the liquid product is expected to be used to mitigate powdery mildew, a leaf fungus that restricts the flow of water and nutrients to plants. These products can be used either on a stand-alone basis or in combination with more traditional petrochemical-based fertilizers and crop protection products. Based on growth trial performance, increased environmental awareness, trends in consumer food preferences and company-sponsored research, we believe there will be a demand for our products in the agribusiness, turf management and retail markets. We also expect to benefit from increased regulatory focus on organic waste processing and on environmentally friendly growing practices.
          We operate two manufacturing facilities, one in Woodbridge, New Jersey and the other in Gonzales, California, where we use both owned and licensed proprietary technology to produce our products.
          We are positioning ourselves to take advantage of the growing market for organic products. We believe there are two primary business drivers influencing commercial agriculture. First, commercial farmers are focused on improving the economic yield of their land: maximizing the value derived from crop output (quantity and quality). Second, commercial farmers are focused on reducing the use of chemical products, while also meeting the demand for cost-effective, environmentally responsible alternatives. We believe this change in focus is the result of:
• Consumer demand for safer, higher quality food;
• The restriction on use of registered chemical products. Several U.S. governmental authorities, including the Environmental Protection Agency, the Food and Drug Administration, and the U.S. Department of Agriculture, or USDA, regulate the use of fertilizers;
• Environmental concerns and the demand for sustainable technologies;
• Demand for more food for the growing world population; and
• The cost effectiveness and efficacy of non-chemical-based products to growers.
          In connection with the foregoing, according to the Organic Trade Association, sales of organic food and beverages in the United States have grown from $1 billion in 1990 to approximately $20 billion in 2007 and are expected to continue to grow at an average of 18% per year through 2010. Furthermore, the Organic Trade Association reports that organic foods represented approximately 2.8% of total food and beverage sales in 2006, growing 20.9% in 2006, one of the fastest growing categories. According to the Nutrition Business Journal, consumer demand is driving organic sector expansion, particularly for fruit, vegetables and dairy products. This demand, in turn, is driving commercial farmers to shift more of their acreage from conventional practices, which predominantly use synthetic fertilizers, to organic practices, which require the use of certified organic fertilizers or other natural organic materials to facilitate crop growth. The USDA’s Economic Research Service reports that the number of certified organic farm acres has grown from 0.9 million in 1992 to 4.1 million in 2005, a compound annual growth rate of 12% per year.

          We believe farmers are facing pressures to change from conventional production practices to more environmentally friendly practices. U.S. agricultural producers are turning to certified organic farming methods as a potential way to lower production costs, decrease reliance on nonrenewable resources such as chemical fertilizers, increase market share with an “organically grown” label and capture premium prices, thereby boosting farm income.
          Our long-term strategic plan calls for the development and construction of facilities in addition to our Gonzales and Woodbridge facilities. In connection with this plan, we have already done preliminary work aimed at establishing facilities in Rhode Island and Massachusetts. Any future expansion is dependent on our ability to raise additional financing beyond the proceeds we may receive from the offering contemplated by this prospectus. We may also seek to expand by licensing third parties to use our technology or by building less capital-intensive, smaller facilities, if they are commercially feasible.
          Opening additional facilities should allow us to achieve economies of scale in marketing and selling our fertilizer products as the cost of these activities would be spread over a larger volume of product. If our overall volume of production increases, we also believe we may be able to more effectively approach larger agribusiness customers requiring larger quantities of fertilizer to efficiently utilize their distribution systems.
          We were incorporated under the laws of the state of Delaware in January 2006, and we transitioned from a development stage company to an operating company in the second quarter of 2008 as operations commenced. We generated approximately $1.5 million in revenue for the year ended December 31, 2008.
          In February 2006, we merged with our predecessor organizations, Mining Organics Management, LLC and Mining Organics Harlem River Rail Yard, LLC, in transactions accounted for as a recapitalization. These predecessor organizations provided initial technical and organizational research that led to the foundation of the current business plan.
          On February 16, 2007, we completed an initial public offering of stock and also completed a bond offering with the New Jersey Economic Development Authority. The net proceeds of the stock offering of $8.9 million, together with the net proceeds of the bond offering of $16.5 million, were used to develop and construct the Woodbridge facility, fund our marketing and administrative expenses during the construction period and fund specific principal and interest reserves as specified in the bond offering. Of the total net proceeds of the stock and bond offerings of $25.4 million, $14.6 million was used towards the construction of the Woodbridge facility and the remaining $10.8 million was used for items detailed above.
          On January 24, 2008, we acquired the assets, including the intellectual property, of Waste Recovery Industries, LLC, or WRI. This acquisition made us the exclusive owner of the proprietary technology and process known as the High Temperature Liquid Composting or HTLC system, which processes various biodegradable waste products into liquid and solid organic-based fertilizer and feed products.
          Also on January 24, 2008, we acquired the net assets of United Organic Products, LLC, which was under common ownership with WRI. With this acquisition, we acquired a leading liquid fertilizer product line, as well as the operations of the Gonzales facility.
          Our principal business office is located at 137A Lewis Wharf, Boston, Massachusetts 02110, and our telephone number is (617) 624-0111. Our website address is www.convertedorganics.com. Information contained on our website or any other website does not constitute part of this prospectus.
The Offering
          This prospectus covers the sale of up to 17,250,000 shares of our common stock to be issued upon the exercise of non-redeemable Class H warrants issued in a public offering in October 2009 as a component of the units sold by us in the offering.

RISK FACTORS
          If you purchase our securities, you will assume a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained elsewhere in this prospectus. Any of the following risks, as well as other risks and uncertainties discussed in this prospectus, could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our securities to decline, which could cause you to lose all or part of your investment.
Risks Relating to Our Business
We received a modified report from our independent registered public accounting firm with an emphasis of matter paragraph for our year ended December 31, 2008 with respect to our ability to continue as a going concern. The existence of such a report may adversely affect our stock price and our ability to raise capital, and even though we were successful in the completion of our October 2009 offering, there is no assurance that we will not receive a similar emphasis of matter paragraph in their opinion for our year ending December 31, 2009
     We believe based on the completion of our October 2009 offering, we have the ability to continue as a going concern. Our independent registered public accounting firm has modified and included in their report for our year ended December 31, 2008 an emphasis of matter paragraph with respect to our ability to continue as a going concern. Even after the completion of our October 2009 offering, there is no assurance that our independent registered public accounting firm will not again so emphasis this matter in their report for our year ending December 31, 2009. Our consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. If we became unable to continue as a going concern, we would have to liquidate our assets and we might receive significantly less than the values at which they are carried on our consolidated financial statements. The inclusion of a going concern modification in our independent registered public accounting firm’s audit opinion for the year ended December 31, 2008 may materially and adversely affect our stock price and our ability to raise new capital, as well as adversely affect our business. In addition, if our independent registered public accounting firm’s report for our year ending December 31, 2009 again has an emphasis of this matter, it may adversely affect our stock price and our ability to raise new capital in the future, as well as adversely affect our business.
We may need to raise additional capital to fund our operations through the near term, and we do not have any commitments for that capital.
     For the year ended December 31, 2008, we incurred a net loss of approximately $16.2 million, and had an accumulated deficit of $26.6 million. For the nine months ended September 30, 2009, we had a net loss of $11.9 million, an accumulated deficit of approximately $40.7 million, negative working capital of approximately $7.4 million, and we continue to incur such losses. We need additional capital to execute our business strategy, and if we are unsuccessful in raising additional capital, we will be unable to fully execute our business strategy on a timely basis, if at all. We expect the funds received from our October 2009 offering will be sufficient to operate our current business until we are cash flow positive, which we expect to occur by the end of the third quarter of 2010, assuming that our sales levels do not decrease and assuming that we do not encounter any unforeseen costs or expenses. If our sales levels decrease or if we encounter unforeseen costs or expenses, we will require additional financing prior to such date for which we have no commitments. We do not know whether any financing, if obtained, will be adequate to meet our capital needs and to support our growth. If adequate capital cannot be obtained on satisfactory terms, we may curtail or delay the implementation of updates to our facilities or delay the expansion of our sales and marketing capabilities, any of which could cause our business to fail. If we raise additional capital through the issuance of equity securities, such issuances will likely cause dilution to our stockholders, particularly if we are required to do so during periods when our common stock is trading at historically low price levels. If we raise additional capital through the issuance of debt securities, the debt securities may be secured and any interest payments would reduce the amount of cash available to operate and grow our business.
We will need to obtain additional debt and equity financing to complete subsequent stages of our business plan.
     We will require significant financing to increase the capacity of our Woodbridge facility to its permitted 500 tons per day capacity from the current full processing capacity of 250 tons per day and to invest in the construction of new facilities. Our long-term business strategy contemplates the expansion of our Woodbridge facility and the construction of new facilities, and we do not have any commitments for the financing required to complete such projects. Any new facility will likely be individually financed and require considerable debt. While we believe state government-sponsored debt programs may be available to finance our requirements, public or private debt may not be available at all or on terms acceptable to us for the development of future facilities. We do not intend to utilize the proceeds from our October 2009 offering to finance any new manufacturing facilities or to expand our Woodbridge facility.
     To meet our future capital requirements, we may issue additional securities in the future with rights, terms and preferences designated by our Board of Directors, without a vote of stockholders, which could adversely affect stockholder rights. Additional financing will likely cause dilution to our stockholders and could involve the issuance of securities with rights senior to our currently outstanding shares. There is no assurance that such financing will be sufficient, that the financing will be available on terms acceptable to us and at such times as required, or that we will be able to obtain the additional financing required, if any, for the continued operation and growth of our business. Any inability to raise necessary capital will have a material adverse effect on our ability to implement our business strategy and will have a material adverse effect on our revenues and net income.
Constructing and equipping our Woodbridge facility has taken longer and has cost more than we expected, which has resulted in significant amounts being owed to construction vendors that we may not have the cash resources to satisfy.
     Our Woodbridge facility became operational in June 2008. We incurred approximately $5.7 million in construction costs and design change overruns on an initial budget of $19.6 million. These design changes and upgrades are substantially complete, but we can offer no assurance that we will not experience additional overruns and delays before total completion.
     Of the $5.7 million in upgrades, design changes and construction costs discussed above, we currently estimate that we will be able to fund approximately $500,000 in costs. In order to finance the additional $5.2 million in upgrades, design changes and construction costs, we have entered into agreements with various construction vendors regarding payment plans, which generally provide that we pay interest only for six months with the remaining principal balance and interest thereon to be repaid in 18 monthly installments. We owed approximately $2.0 million to one construction vendor and in November 2009 we entered into an agreement with this construction vendor that required us to pay a total of $2,029,000, with the first payment of $1,000,000 paid November 19, 2009 and the balance of $1,029,000 payable in eighteen level monthly payments of principal and interest calculated at 6% per annum. The monthly payments will begin January 1, 2010. This construction vendor had previously filed a construction lien on our Woodbridge facility and had commenced a lawsuit to enforce that lien. According to terms of the agreement, the construction lien claim and related lawsuit was suspended during the eighteen month payment period and will be released completely upon final payment.
We have limited operating history, and our prospects are difficult to evaluate.
     We have not operated any facility other than our Gonzales facility, which we purchased in January 2008, and our Woodbridge facility, which became operational in June 2008. Our activities to date have been primarily limited to developing our business, and consequently there is limited historical financial information related to operations available upon which you may base your evaluation of our business and prospects. The revenue and income potential of our business is unproven. If we are unable to develop our business, we will not achieve our goals and could suffer economic loss or collapse, which would have a material negative effect on our financial performance.
We expect to incur significant losses for some time, and we may never operate profitably.
     From inception through September 30, 2009, we incurred an accumulated net loss of approximately $40.7 million. The revenues that we began generating from our Gonzales facility in February 2008 and from our Woodbridge facility during the first half of 2009 have not yet resulted in our earning of a profit, and we will continue to incur significant losses for at least the near future. There is no assurance that our operations will ever become profitable.
If we are unable to manage our transition to an operating company effectively, our operating results will be adversely affected.
     Failure to effectively manage our transition to an operating company will harm our business. To date, substantially all of our activities and resources have been directed at developing our business plan, arranging financing, licensing technology, obtaining permits and approvals, securing a lease for our Woodbridge facility and options for additional facilities, purchasing our Gonzales facility and beginning to operate our facilities. The transition to a converter of waste and manufacturer and vendor of fertilizer products requires effective planning and management. In addition, future expansion will be expensive and will likely strain our management and other resources. We may not be able to easily transfer our skills to operating a facility or otherwise effectively manage our transition to an operating company.

We are dependent on a small number of major customers for our revenues and the loss of any of these major customers would adversely affect our results of operations.
     Our Gonzales and Woodbridge facilities rely on a few major customers for a majority of their revenues. From January 1, 2009 until August 31, 2009, approximately 71% of the revenues generated by the Gonzales facility were from a total of three customers. From January 1, 2009 until August 31, 2009, approximately 48% of the revenues generated by the Woodbridge facility, excluding “tip” fees, were from a total of two customers. We do not have any long-term agreements with any of our customers. The loss of any of our major customers could adversely effect our results of operations.
We are exposed to risks from legislation requiring companies to evaluate internal control over financial reporting.
     Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) required our management to begin to report on the operating effectiveness of our internal control over financial reporting for the year ended December 31, 2008. CCR LLP, our independent registered public accounting firm, will be required to opine on the effectiveness of our internal control over financial reporting beginning with the year ending December 31, 2010. We must continue an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. We expect that this program will require us to incur significant expenses and to devote resources to Section 404 compliance on an ongoing annual basis.
     It is difficult for us to predict how long it will take to complete management’s assessment of the effectiveness of our internal control over financial reporting each year and to remediate any deficiencies in our internal control over financial reporting, if any. We are currently completing internal assessments in anticipation of our independent registered public accounting firm opining on the effectiveness of our internal control over financial reporting. Due to financial constraints, we have not yet retained any outside consultants to assist us, although we intend to hire such consultants in the future. As a result, we may not be able to complete the assessment process on a timely basis each year. In the event that our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of our securities will be affected.
Our future success is dependent on our existing key employees, and hiring and assimilating new key employees, and our inability to attract or retain key personnel in the future would materially harm our business and results of operations.
     Our success depends on the continuing efforts and abilities of our current management team. In addition, our future success will depend, in part, on our ability to attract and retain highly skilled employees, including management, technical and sales personnel. We may be unable to identify and attract highly qualified employees in the future. In addition, we may not be able to successfully assimilate these employees or hire qualified personnel to replace them if they leave the Company. The loss of services of any of our key personnel, the inability to attract or retain key personnel in the future, or delays in hiring required personnel could materially harm our business and results of operations.
We have little or no experience in the food waste conversion or fertilizer industries, which increases the risk of our inability to build our facilities and operate our business.
     We are currently, and are likely for some time to continue to be, dependent upon our present management team. Most of these individuals are experienced in business generally, and in governing and operating public companies. However, our present management team does not have experience in organizing the construction, equipping and start up of a food waste conversion facility. In addition, none of our directors has any experience in the food waste conversion or fertilizer products industries. As a result, we may not develop our business successfully.
We license certain technology from a third party, and our failure to perform under the terms of the license could result in material adverse consequences to our business.
     We use certain licensed technology and patented pieces of process equipment in our Woodbridge facility that have been licensed to us by International Bio-Recovery Corporation, or IBRC. The license contains various criteria, such as the payment of royalties, the branding on packaging and the requirement to conduct our processing within certain parameters. If we fail to perform under the terms of the license, the license may be terminated by the licensor, and we will have to modify our process and employ other equipment. We currently own and employ an alternative process to that of IBRC, which is utilized at our Gonzales facility. If the license agreement is terminated or held invalid for any reason, or if it is determined that IBRC has improperly licensed its process to us, our Woodbridge operations and revenues could be adversely affected.

The EATAD technology we will use to operate our Woodbridge facility is unproven at the scale on which we intend to operate.
     While IBRC has operated a facility in British Columbia using the Enhanced Autothermal Thermophilic Aerobic Digestion, or EATAD, process, its plant there is smaller than our Woodbridge facility. IBRC developed the initial drawings for our Woodbridge facility, but neither IBRC nor we have operated a plant of the proposed size. There is no assurance that we will be able to scale-up the Woodbridge facility successfully.
Our Woodbridge and Gonzales facility sites, as well as future facility sites, may have unknown environmental problems that could be expensive and time-consuming to correct.
     There can be no assurance that we will not encounter hazardous environmental conditions at the Woodbridge and Gonzales facility sites or at any additional future facility sites that may delay the construction of our food waste conversion facilities or require us to incur significant clean-up or correction costs. Upon encountering a hazardous environmental condition, our contractor may suspend work in the affected area. If we receive notice of a hazardous environmental condition, we may be required to correct the condition prior to continuing construction. The presence of a hazardous environmental condition will likely delay construction of the particular facility and may require significant expenditures to correct the environmental condition. If we encounter any hazardous environmental conditions during construction that require time or money to correct, such event could delay our ability to generate revenue.
We have recently commenced operations and may not be able to successfully operate our Woodbridge or Gonzales facility.
     We believe our Woodbridge facility is the first commercial facility of its kind in the United States to recycle food waste into fertilizer, and it therefore may not function as anticipated. We have produced our products at our Gonzales facility since February 2008 and have had limited production from our Woodbridge facility since June 2008. As such, we have limited operating experience, and may be unable to successfully operate these facilities. In addition, the control of the manufacturing process will require operators with extensive training and experience that may be difficult to attain.
Our lack of business diversification may have a material negative effect on our financial performance.
     We have two products to sell to customers to generate revenue: dry and liquid soil fertilizer products. We do not expect to have any other products. Although we also expect to receive “tip” fees from food waste haulers, our lack of business diversification could have a material adverse effect on our operations.
We may not be able to produce products from our facilities in commercial quantities or sell them at competitive prices.
     We have produced our products at our Gonzales facility since February 2008 and have had limited production from our Woodbridge facility since June 2008. Accordingly, our ability to produce our products in commercial quantities at a competitive cost is unproven. We may not be able to produce products from our facilities in commercial quantities or sell them at prices competitive with other similar products.
We may be unable to establish marketing and sales capabilities necessary to commercialize and gain market acceptance for our products.
     We currently have limited resources with which to expand our sales and marketing capabilities. We will need to either hire sales personnel with expertise in the markets that we intend to address or contract with others to provide sales support. Co-promotion or other marketing arrangements to commercialize our planned products could significantly limit the revenues we derive from our products, and the parties with whom we would enter into such agreements may fail to commercialize our products successfully. Our products address different markets and can be offered through multiple sales channels. Addressing each market effectively will require sales and marketing resources tailored to the particular market and to the sales channels that we choose to employ, and we may not be able to develop such specialized marketing resources.
Pressure by our customers to reduce prices and agree to long-term supply arrangements may adversely affect our net sales and profit margins.
     Our current and potential customers, especially large agricultural companies, are often under budgetary pressure and are very price sensitive. Our customers may negotiate supply arrangements with us well in advance of delivery dates, thereby requiring us to commit to product prices before we can accurately determine our final costs. If this happens, we may have to reduce our conversion costs and obtain higher volume orders to offset lower average sales prices. If we are unable to offset lower sales prices by reducing our costs, our gross profit margins will decline, which could have a material negative effect on our financial performance.
The fertilizer industry is highly competitive, which may adversely affect our ability to generate and grow sales.
     Chemical fertilizers are manufactured by many companies and are plentiful and relatively inexpensive. In addition, there are approximately 1,700 “crop products” registered as “organic” with the Organic Materials Review Institute, a number that has more than doubled since 2002. If we fail to keep up with changes affecting the markets that we intend to serve, we will become less competitive, thereby adversely affecting our financial performance.
Defects in our products or failures in quality control could impair our ability to sell our products or could result in product liability claims, litigation and other significant events with substantial additional costs.
     Detection of any significant defects in our products or failure in our quality control procedures may result in, among other things, delay in time-to-market, loss of sales and market acceptance of our products, diversion of development resources, and injury to our reputation. The costs we may incur in correcting any product defects may be substantial. Additionally, errors, defects or other performance problems could result in financial or other damages to our customers, which could result in litigation. Product liability litigation, even if we prevail, would be time consuming and costly to defend, and if we do not prevail, could result in the imposition of a damages award. We presently maintain product liability insurance; however, it may not be adequate to cover any claims.
Energy and fuel cost variations could adversely affect operating results and expenses.
     Energy costs, particularly electricity and natural gas, constitute a substantial portion of our operating expenses. The price and supply of energy and natural gas are unpredictable and fluctuate based on events outside our control, including demand for oil and gas, weather, actions by OPEC and other oil and gas producers, and conflict in oil-producing countries. Price escalations in the cost of electricity or reductions in the supply of natural gas could increase operating expenses and negatively affect our results of operations. We may not be able to pass through all or part of the increased energy and fuel costs to our customers.
We may not be able to obtain sufficient material to produce our products, and we are dependent on a small number of waste haulers to provide the food waste we use to produce our products.
     Our revenue comes from two sources: “tip” fees and product sales. We are dependent on a stable supply of food waste in order to produce our products and to utilize our available capacity. Waste haulers pay the tip fees to us for accepting food waste generated by food distributors such as grocery stores, produce docks, fish markets and food processors, and by hospitality venues such as hotels, restaurants, convention centers and airports. Insufficient food waste feedstock will adversely affect our efficiency and may cause us to increase our tip fee discount from prevailing rates, which is the discount we pay to haulers that provide larger quantities of food waste, likely resulting in reduced revenues and net income. Competing disposal outlets for food waste and increased demand for applications such as biofuels may develop and adversely affect our business. In addition, if alternate uses for food waste are developed in the future, these alternate uses could increase the competition for food waste.
Our license agreement with IBRC restricts the territory into which we may sell our products and grants a cooperative a right of first refusal to purchase our products.
     We have entered into a license agreement with IBRC that, among other terms, contains a restriction on our right to sell our planned products outside a territory defined generally as the Eastern Seaboard of the United States. The license agreement also grants a proposed cooperative, which to our knowledge has not yet been formed and of which IBRC will be a member when formed, a right of first refusal to purchase the products sold from our Woodbridge facility under certain circumstances. While we believe that the territory specified in the license agreement is broad enough to absorb the amount of product that we plan to produce and that the right of first refusal will not impair our ability to sell our products, these restrictions may have a material adverse effect on the volume and price of our product sales. In addition, we may become completely dependent on a third party for the sale of our products.

Successful infringement claims by third parties could result in substantial damages, lost product sales and the loss of important proprietary rights.
     We may have to defend ourselves against patent and other infringement claims asserted by third parties regarding the technology we have licensed, resulting in diversion of management focus and additional expenses for the defense of claims. In addition, if a patent infringement suit was brought, we might be forced to stop or delay the development, manufacture or sales of potential products that were claimed to infringe a patent covering a third party’s intellectual property unless that party granted us rights to use its intellectual property. We may be unable to obtain these rights on terms acceptable to us, if at all. If we cannot obtain all necessary licenses or other such rights on commercially reasonable terms, we may be unable to continue selling such products. Even if we are able to obtain certain rights to a third party’s patented intellectual property, these rights may be non-exclusive, and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our potential products or may have to cease some or all of our business operations as a result of patent infringement claims, which could severely harm our business.
Our EATAD license agreement with IBRC imposes obligations on us related to infringement actions that may become burdensome or result in the termination of our license agreement.
     If our use of the licensed EATAD technology is alleged to infringe the intellectual property of a third party, we may become obligated to defend such infringement action. If the licensed EATAD technology is found by a court to be infringing, IBRC could terminate the license agreement, which may prevent us from continuing to operate our Woodbridge facility. In such an event, we may become obligated to find alternative technology or to pay a royalty to a party other than IBRC in order to continue to operate.
     If a third party is allegedly infringing on any of the licensed technology, then either we or IBRC may attempt to enforce the IBRC intellectual property rights. In general, our possession of rights to use the know-how related to the licensed technology will not be sufficient to prevent others from employing similar technology that we believe is infringing. Any such enforcement action against alleged infringers, whether by us or by IBRC, may be required to be maintained at our expense under the terms of the license agreement. The costs of such an enforcement action may be prohibitive, reduce our net income, if any, or prevent us from continuing operations.
Our HTLC technology imposes obligations on us related to infringement actions that may become burdensome.
     If the use of our HTLC technology is alleged to infringe the intellectual property of a third party, we may become obligated to defend such infringement action. In such an event, we may become obligated to find alternative technology or to pay a royalty to a third party in order to continue to operate.
     If a third party is allegedly infringing any of our HTLC technology, then we may attempt to enforce our intellectual property rights. In general, our possession of rights to use the know-how related to our HTLC technology will not be sufficient to prevent others from employing similar technology that we believe is infringing. Any such enforcement action against alleged infringers may be required at our expense. The costs of such an enforcement action may be prohibitive, reduce our net income, if any, or prevent us from continuing operations.
We have provided a bond guaranty to the holders of the bonds issued in connection with our Woodbridge facility, and the terms of the guaranty may hinder our ability to operate our business by imposing restrictive covenants, which may prohibit us from taking actions to manage or expand our business.
     The terms of the bond guaranty executed by us on behalf of Converted Organics of Woodbridge LLC prohibit us from repaying debt and other obligations that funded our working capital until certain ratios of EBITDA to debt service are met. Specifically, commencing in 2009, we are required to achieve a debt service ratio coverage of 2.0 to 1. We do not currently expect that we will meet the required debt service ratio coverage in 2009, which means that our bond guaranty will remain outstanding, and we will continue to be prohibited from repaying debt and other obligations that funded our working capital.
Mandatory redemption of our bonds issued in connection with our Woodbridge facility could have a material adverse effect on our liquidity and cash resources.

     The bonds issued to construct our Woodbridge facility are subject to mandatory redemption by us if the Woodbridge facility is condemned, we cease to operate the facility, the bonds become taxable, a change in control occurs or under certain other circumstances. Depending upon the circumstances, such an event could require a payment to our bondholders ranging between 100% and 110% of the principal amount of the bonds outstanding, plus interest. If we are required to redeem our bonds, such redemption will have a material adverse effect on our liquidity and cash resources, and may impair our ability to continue to operate.
The communities where our facilities may be located may be averse to hosting waste handling and manufacturing facilities.
     Local residents and authorities in communities where our facilities may be located may be concerned about odor, vermin, noise, increased truck traffic, air pollution, decreased property values, and public health risks associated with operating a manufacturing facility in their area. These constituencies may oppose our permitting applications or raise other issues regarding our proposed facilities or bring legal challenges to prevent us from constructing or operating facilities.
     During the start-up phase at the Woodbridge facility, we experienced odor-related issues. As a result of these issues, we have been assessed fines from the Health Department of Middlesex County, New Jersey, and have been named as a party in a lawsuit by a neighboring business. With respect to the fines assessed by the Health Department, we are currently contesting or attempting to negotiate the extent of the fines. With respect to the litigation, the plaintiff has alleged various causes of action connected to the odors emanating from the facility, and in addition to monetary damages is seeking enjoinment of any and all operations which in any way cause or contribute to the alleged pollution. If we are unsuccessful in defending the above litigation or any new litigation, we may be subject to judgments or fines, or our operations may be interrupted or terminated.
Our facilities will require certain permits to operate, which we may not be able to obtain at all or obtain on a timely basis.
     For our Woodbridge facility and Gonzales facility, we have obtained the permits and approvals required to operate the facilities. We may not be able to secure all the necessary permits for future facilities on a timely basis or at all, which may prevent us from operating such facilities according to our business plan.
     For our facilities, we may need certain permits to operate solid waste or recycling facilities, as well as permits for our sewage connection, water supply, land use, air emission, and wastewater discharge. The specific permit and approval requirements are set by the state and the various local jurisdictions, including but not limited to city, town, county, township and state agencies having control over the specific properties. Permits once given may be withdrawn. Inability to obtain or maintain permits to construct, operate or maintain our facilities will severely and adversely affect our business.
Changes in environmental regulations or violations of such regulations could result in increased expense and could have a material negative effect on our financial performance.
     We are subject to extensive air, water and other environmental regulations and need to maintain the environmental permits we have received to operate our Woodbridge and Gonzales facilities, and need to obtain a number of environmental permits to construct and operate our planned facilities. If for any reason any of these permits are not maintained or granted, construction costs for our food waste conversion facilities may increase, or the facilities may not be constructed at all. Additionally, any changes in environmental laws and regulations, both at the federal and state level, could require us to invest or spend considerable resources in order to comply with future environmental regulations. We have been fined for alleged environmental violations in connection with the operation of our Woodbridge facility, and are currently contesting certain alleged environmental violations. Our failure to comply with environmental regulations could cause us to lose our required permits, which could cause the interruption or cessation of our operations. Furthermore, the expense of compliance could be significant enough to reduce our net income and have a material negative effect on our financial performance.
Risks Related to Investment in Our Securities
We have a significant number of warrants outstanding, and while these warrants are outstanding, it may be more difficult to raise additional equity capital. Additionally, certain of these warrants contain anti-dilution and price-protection provisions that may result in the reduction of their exercise prices in the future.

     In addition to the Class H warrants issued in our October 2009 offering, we have outstanding:
•	2,516,810 Class B warrants to purchase a total of 3,699,711 shares of common stock at $7.48 per share, and 2,284,409 Class B-1 warrants to purchase a total of 2,284,409 shares of common stock at $11.00 per share;

•	885,000 Class C warrants exercisable at $1.00 per share;

•	415,000 Class D warrants exercisable at $1.02 per share;

•	1,500,000 Class E warrants exercisable at $1.63 per share;

•	585,000 Class F warrants exercisable at $1.25 per share; and

•	2,500,000 Class G warrants exercisable at $1.25 per share.
     The holders of those warrants are given the opportunity to profit from a rise in the market price of our common stock. In addition, the Class B, C, D and H warrants are not redeemable by us. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time during which these public warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms from other sources.
     Furthermore, the Class C, D and G warrants contain price-protection provisions under which, if we issue securities at a price lower than the exercise price of such warrants, the exercise price of the warrants will be reduced, with certain exceptions, to the lower price; provided that the Class G warrants have a minimum exercise price of $1.08 per share, unless we receive stockholder approval for a lower price.
If we issue shares of preferred stock, your investment could be diluted or subordinated to the rights of the holders of preferred stock.
     Our Board of Directors is authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series without any further vote or action by our stockholders. Any shares of preferred stock so issued could have priority over our common stock with respect to dividend or liquidation rights. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our Board of Directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then-market price of such stock. Presently, our Board of Directors does not intend to seek stockholder approval prior to the issuance of currently authorized preferred stock, unless otherwise required by law or applicable stock exchange rules. Although we have no plans to issue any shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock, any such action by our Board of Directors or issuance of preferred stock by us could dilute your investment in our common stock and warrants or subordinate your holdings to such shares of preferred stock.
You will experience immediate dilution in the book value per share of the common stock you purchase if you exercise the Class H warrants.
     Because the exercise price of the Class H warrants is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock that you purchase if you exercise the Class H warrants.
Future issuances or sales, or the potential for future issuances or sales, of shares of our common stock, the exercise of warrants to purchase our common stock, or the conversion of convertible notes into our common stock, may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.
     During 2009, we have issued a significant number of shares of our common stock, warrants to acquire shares of our common stock, and convertible notes that may be converted into our common stock in connection with various financings and the repayment of debt, and we anticipate that we will continue to do so in the future. The additional shares of our common stock issued and to be issued in the future upon the exercise of warrants or options or the conversion of debt could cause the market price of our common stock to decline, and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock and our Class H warrants to decline, and could materially impair our ability to raise capital through the sale of additional securities.
If we do not maintain an effective registration statement or comply with applicable state securities laws, you may not be able to exercise the Class H warrants.
     For you to be able to exercise the Class H warrants, the shares of our common stock to be issued to you upon exercise of the Class H warrants must be covered by an effective and current registration statement and be qualified or exempt under the securities laws of the state or other jurisdiction in which you reside. We cannot assure you that we will continue to maintain a current registration statement relating to the shares of our common stock underlying the Class H warrants. As such, you may encounter circumstances in which you will be unable to exercise the Class H warrants. Consequently, there is a possibility that you will never be able to exercise the Class H warrants, and that you will never receive shares or payment of cash in settlement of the warrants. This potential inability to exercise the Class H warrants may have an adverse effect on demand for such warrants and the prices that can be obtained from reselling them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.
     Words such as “may,” “potential,” “anticipate,” “could,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the factors which could cause our results to differ materially from our expectations include the following:
▪	consumer demand for our products;

▪	the availability of an adequate supply of food waste stream feedstock and the competition for such supply;

▪	the unpredictable cost of compliance with environmental and other government regulation;

▪	the time and cost of obtaining USDA, state or other product labeling designations;

▪	our ability to manage expenses;

▪	the demand for organic fertilizer and the resulting prices that customers are willing to pay;

▪	supply of organic fertilizer products from the use of competing or newly developed technologies;

▪	our ability to attract and retain key personnel;

▪	adoption of new accounting regulations and standards;

▪	adverse changes in the securities markets;

▪	our ability to comply with continued listing requirements of the NASDAQ Capital Market; and

▪ the availability of and costs associated with sources of liquidity, including our ability to obtain bond financing for future facilities.
     Please also see the discussion of risks and uncertainties under the heading “Risk Factors” above.
     In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.
USE OF PROCEEDS
          If exercised, we will receive gross proceeds of approximately $22.4 million from the exercise of Class H warrants and the underwriter warrants (including the exercise of Class H warrants issuable upon exercise of the underwriter warrants). We will retain discretion over the use of the net proceeds we may receive, but we currently intend to use such proceeds, if any, for working capital purposes.

PRICE RANGE OF COMMON STOCK
Market Information
     Our common stock has been listed on the NASDAQ Capital Market under the symbol “COIN” since March 16, 2007. Prior to March 16, 2007, there was no public market for our common stock. The following table sets forth the range of high and low sales prices per share as reported on NASDAQ for the periods indicated.

2009	High	Low
Fourth Quarter (through December 3, 2009)	$1.34	$0.66
Third Quarter	$1.59	$0.92
Second Quarter	$2.62	$0.72
First Quarter	$4.16	$0.66

2008	High	Low
Fourth Quarter	$6.46	$2.00
Third Quarter	$7.83	$2.99
Second Quarter	$10.37	$4.50
First Quarter	$14.17	$3.93

2007	High	Low
Fourth Quarter	$4.39	$2.05
Third Quarter	$2.83	$1.86
Second Quarter	$2.72	$2.02
First Quarter (from March 16, 2007)	$2.86	$2.31
Dividends
     We have not declared or paid any cash dividends and do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay cash dividends on our common stock will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operation, capital requirements and other factors our Board of Directors may deem relevant.

CAPITALIZATION
     The following table is derived from our unaudited financial statements as of September 30, 2009 and sets forth:
▪ our actual capitalization as of September 30, 2009; and
▪ our capitalization on a pro forma as adjusted basis to reflect: (a) the sale of 17,250,000 units offered by us at a public offering price of $1.06 per unit, less offering expenses of $1,664,000, in October 2009; (b) the repayment of the $1,540,000 note issued in September 2009 in October 2009; and (c) the exercise of the 17,250,000 Class H warrants at a price of $1.30 per warrant issued in our October 2009 offering.

	September 30, 2009
		Pro Forma
	Actual	As Adjusted
DEBT
Term notes payable	$2,543,547	$2,543,547
Convertible note payable	586,250	457,917
Bonds payable	17,500,000	17,500,000

Total debt	$20,629,797	$20,501,464

OWNERS’ EQUITY
Preferred stock, $.0001 par value, authorized 10,000,000 shares; no shares issued and outstanding	$—	$—
Common stock, $.0001 par value, authorized 75,000,000 shares; 20,412,708 shares outstanding at September 30, 2009 actual; shares issued and outstanding pro forma as adjusted	2,041	5,491
Additional paid-in capital	41,723,280	80,765,830
Deficit accumulated during the development stage	(40,709,715)	(42,121,382)

Total owners’ equity	$1,015,606	$38,649,939

     This table assumes no exercise by the underwriters warrants to purchase 300,000 units.
     This table should be considered in conjunction with the sections of this prospectus captioned “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the financial statements and related notes incorporated by reference in this prospectus.

DILUTION
          Our unaudited net tangible book value on September 30, 2009 was negative and was approximately $(3,125,958), or approximately $(0.15) per share of common stock. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the aggregate number of shares of common stock outstanding. Dilution per share represents the difference between the exercise price of each Class H warrant of $1.30 and the net tangible book value per share of our common stock assuming all 17,250,000 Class H warrants issued in our October 2009 offering are exercised. After giving effect to: (i) the exercise of 17,250,000 Class H warrants at a price of $1.30 per Class H warrant (and assuming no exercise of the underwriters warrants); and (ii) the sale of 17,250,000 units in our October 2009 offering at a price of $1.06 per unit, and after deducting $1,540,000 for repayment of the note issued in September 2009 and estimated offering expenses of $1,664,000, our net tangible book value as of September 30, 2009 would have been approximately $34,508,696, or approximately $0.63 per share. This represents an immediate dilution of $0.67 per share to new investors purchasing shares by exercising the Class H warrants. The following table illustrates this dilution:

Exercise price per Class H warrant		$1.30

Net tangible book value per share as of September 30, 2009	$(0.15)
Increase per unit attributable to October 2009 offering and assuming the exercise of all the Class H warrants (after repayment of September 2009 note)	$0.78

Net tangible book value per share as of September 30, 2009 after giving effect to the October 2009 offering and assuming the exercise of all the Class H warrants (assumes repayment of September 2009 note)	$0.63	$0.63

Dilution per unit to new investors		$0.67

BUSINESS
Overview
          During 2008, we transitioned from a development stage company (our first reported revenues were in February 2008) to a fully operational company that operates processing facilities that use food waste as raw material to manufacture all-natural soil amendment and fertilizer products combining nutritional and disease suppression characteristics. In addition to our sales in the agribusiness market, we sell and distribute our products in the turf management and retail markets. We currently operate two facilities:
▪ Woodbridge facility. A facility in Woodbridge, New Jersey that we have equipped as our first internally-constructed food waste conversion facility, referred to herein as the Woodbridge facility. Operations at the Woodbridge facility began in late June of 2008, and include processing solid waste and producing both liquid and dry fertilizer and soil enhancement products.
▪ Gonzales facility. A facility in Gonzales, California, referred to herein as the Gonzales facility, that we acquired in January 2008. The Gonzales facility is operational and began to generate revenue for us in February 2008.
          We were incorporated under the laws of the state of Delaware in January 2006. In February 2006, we merged with our predecessor organizations, Mining Organics Management, LLC, or MOM, and Mining Organics Harlem River Rail Yard, LLC, or HRRY, in transactions accounted for as a recapitalization. These predecessor organizations provided initial technical and organizational research that led to the foundation of the current business plan.
          On February 16, 2007, we successfully completed an initial public offering of stock and successfully completed a bond offering with the New Jersey Economic Development Authority. The net proceeds of the stock offering of $8.9 million, together with the net proceeds of the bond offering of $16.5 million, were used to develop and construct the Woodbridge facility, fund our marketing and administrative expenses during the construction period and fund specific principal and interest reserves as specified in the bond offering. Of the total net proceeds of the stock and bond offerings of $25.4 million, $14.6 million was used towards the construction of the Woodbridge facility and the remaining $10.8 million was used for items detailed above.
          On January 24, 2008, we acquired the assets, including the intellectual property, of Waste Recovery Industries, LLC, or WRI. This acquisition makes us the exclusive owner of the proprietary technology and process known as the High Temperature Liquid Composting, or HTLC, system, which processes various biodegradable waste products into liquid and solid organic-based fertilizer and feed products.
          Also on January 24, 2008, we acquired the net assets of United Organic Products, LLC, or UOP, which was under common ownership with WRI. With this acquisition, we acquired a leading liquid fertilizer product line, as well as the Gonzales facility, which is a production facility that services a West Coast agribusiness customer base through established distribution channels.
Our Revenue Sources
          Our revenue comes from two sources: “tip” fees and product sales. Waste haulers pay tip fees to us for accepting food waste generated by food distributors such as grocery stores, produce docks, fish markets and food processors, and by hospitality venues such as hotels, restaurants, convention centers and airports. Revenue also comes from the customers who purchase our products. Our products possess a combination of nutritional, disease suppression and soil amendment characteristics. The products are sold in both dry and liquid form and are stable with an extended shelf life compared to other organic fertilizers. Among other uses, the liquid product is expected to be used to mitigate powdery mildew, a leaf fungus that restricts the flow of water and nutrients to plants. Our products can be used either on a stand-alone basis or in combination with more traditional petrochemical-based fertilizers and crop protection products. Based on growth trials we have conducted with local farmers, company-sponsored research, increased environmental awareness and trends in consumer food preferences, we believe our products will have demand in the agribusiness, turf management and retail markets. We also expect to benefit from increased regulatory focus on food waste processing and on environmentally friendly growing practices.
Our Woodbridge Facility
          We obtained a long-term lease expiring June 2026 for a site in a portion of an industrial building in Woodbridge, New Jersey that the landlord has modified and that we have equipped as our first internally-constructed food waste conversion facility. We are currently producing both liquid and dry product at that facility. In the first half of 2009, we began to record tip fee and product sales revenue; nevertheless, we are currently operating at less than full capacity at that facility, or 250 tons per day. As we have transitioned to an operating company, we have experienced operating inefficiencies. We have also experienced odor-related issues that have caused interruptions in our production. At full capacity, the Woodbridge facility is expected to process approximately 78,000 tons of food waste and produce approximately 9,900 tons of dry product and approximately 10,000 tons of liquid product annually. We have substantially completed upgrades to the Woodbridge facility, and we are presently bringing equipment on-line to fulfill our commitment to overcome operational difficulties that hampered the efficiency of the plant at opening. We believe these upgrades will allow us to achieve capacity at the facility of approximately 70% of full capacity, subject to the maintenance issues discussed in the following paragraph. During the first half of 2009, we generated revenue from this facility in the form of tip fees of approximately $75,000 and product sales of approximately $277,000. In order for this facility to be cash flow positive, we estimate that total revenues from the facility would need to be in a range of $450,000 to $550,000 per month. We estimate that our products, both liquid and dry, can be sold for a price in the range of $400 to $700 per ton based on the market to which it is sold. Therefore, the potential monthly sales from this facility at 70% capacity ranges from approximately $700,000 to $1,100,000. Based on the above, we would have to produce and sell approximately 45-55% of the capacity of the Woodbridge facility to be cash flow positive at that facility, and, until our sales and production volume reach that level, we will not be cash flow positive and may therefore require additional funding to subsidize operations at that facility. Cash flow generated by exceeding that sales/production number would be used to fund operations at the corporate level and to pay down approximately $2.4 million of the payables related to construction activity at this facility.
          In early November 2009, during routine maintenance, we noticed corrosion in the walls of one of our 120,000 gallon digesters. Through subsequent ultrasound wall thickness testing we have determined that the corrosion is significant in two digesters and that we will not be able to use those digesters for their intended purpose in our manufacturing process until they are repaired or replaced. We have further determined that the corrosion in these two digesters is a result of our manufacturing process. At the time of installation, we had anticipated the possibility of corrosion and therefore had the digesters protected with a coating. We are currently investigating why the coating did not perform as expected and as it had performed during the pre-installation testing.
          We are considering the most cost effective solutions to this matter, including the installation of stainless steel liners into the two 120,000 gallon digesters or the installation of additional CLF digesters, two of which are already installed and working at the facility. Until we make the decision as to which option we will elect we will only be able to operate at approximately 14 to 16% of capacity at the Woodbridge facility. Presently, our production at the plant has been limited by odor issues to 14 to 16% of capacity and therefore the corrosion problem is not affecting our ability to produce product at this time. However, we anticipate that we will correct the odor issues and increase sales in the future commencing in 2010, and if we cannot repair the problem before the sales increases happen, we may be unable to generate positive cash flow from the Woodbridge facility according to the planned schedule. We have obtained preliminary estimates for various solutions to the corrosion issues and they range in price from $400,000 to $2 million with an estimated time to complete ranging from three to six months. During this period of diminished production capacity we are looking at all possible ways to lower operating costs at the facility in order to lower cash requirements.
          As of September 30, 2009, we had outstanding notes due to our New Jersey construction vendors of approximately $2.4 million. We owed approximately $2.0 million to one construction vendor and in November 2009 we entered into an agreement with this construction vendor that required us to pay a total of $2,029,000, with the first payment of $1,000,000 paid November 19, 2009 and the balance of $1,029,000 payable in eighteen level monthly payments of principal and interest calculated at 6% per annum. The monthly payments will begin January 1, 2010. This construction vendor had previously filed a construction lien on our Woodbridge facility and had commenced a lawsuit to enforce that lien. According to terms of the agreement, the construction lien claim and related lawsuit was suspended during the eighteen month payment period and will be released completely upon final payment.

          We have agreements with 11 waste-hauling companies to provide food waste to the Woodbridge facility. Based on our current processing capacity, we are primarily utilizing three haulers that provide almost all of the food waste we need for our facility. We believe that we have an adequate supply of raw material to operate the plant at full processing capacity.
          Our Woodbridge facility receives raw material from the New York-Northern New Jersey metropolitan area. It is located near the confluence of two major highways in northern New Jersey, providing efficient access for the delivery of feedstock from throughout this geographic area.
          Our conversion process has been approved for inclusion in the Middlesex County and New Jersey State Solid Waste Management Plan. We have been granted our Class C recycling permit, which is the primary environmental permit for this project. The remaining required permits are primarily those associated with the construction and operation of any manufacturing business, which we have also obtained.
Our Gonzales Facility
          On January 24, 2008, we acquired the net assets of UOP, which was under common ownership with WRI. With this transaction, we acquired a leading liquid fertilizer product line, and ownership of the Gonzales facility, a state-of-the-art production facility located in Gonzales, California that services a strong West Coast agribusiness customer base through established distribution channels. This facility is operational and began to generate revenues for us in February 2008. The purchase price of $2,500,000 was paid in cash of $1,500,000 and a note payable of $1,000,000. The note matures on January 1, 2011, has an interest rate of 7% per annum, is payable monthly in arrears, and is convertible into our common stock at the option of the holder for a price equal to the average closing price of the stock on the NASDAQ Capital Market for the five days preceding conversion. As of October 1, 2009, the note payable had a remaining principal balance of approximately $373,000.
          The Gonzales facility generated revenue during the first nine months of 2009 of approximately $1,774,000 with a positive operating margin of approximately $8,500 (based on no allocation of corporate overhead). In the three month period ending September 30, 2009, the Gonzales facility generated revenues of $694,000 and a positive gross margin of $85,000, or 12%. We plan to continue to improve this operating margin by channeling sales into the turf and retail markets, which we believe to be more profitable, by generating tip fees from receiving additional quantities of food processing waste and by reducing the amount of raw material and freight costs currently associated with the production process. In addition, we have plans to add capacity to the Gonzales plant, whereby the plant will be able to produce approximately three times its current production and will be capable of producing both liquid and solid products. We have completed certain aspects of the planned upgrades which allow us to receive solid food waste for processing but have delayed the upgrades which would allow us to produce dry product. The remaining upgrades have been delayed due to cash flow constraints.
          In order for the Gonzales facility to begin to generate positive cash flow from operations, we estimate it would need to generate sales levels of approximately $200,000 per month for 2009. We estimate that in its current configuration the plant has the capacity, based on current market prices, to generate monthly sales in the range of $350,000 to $400,000. If sales increase above the $200,000 per month level, we expect the additional cash flow from the Gonzales facility will be used to offset operating expenses at the corporate level. Based on sales in the latter months of the second quarter of 2009, we believe we have achieved facility breakeven sales levels at the Gonzales facility.
          On January 24, 2008, we entered into a 10-year lease for land in Gonzales, California, where our Gonzales facility is located. The land is leased from Valley Land Holdings, LLC, or VLH, a California limited liability company whose sole member is a former officer and director of ours. The lease provided for a monthly rent of $9,000 for 2008, after which the lease payments were to increase 3% per year during the term of the lease. The lease is also renewable for three five-year terms after the expiration of the initial 10-year term. In addition, we own the Gonzales facility and the operating equipment used in the facility.
Future Expansion of Business
          In addition to our Gonzales and Woodbridge facilities, our strategic plan calls for the development and construction of facilities in Rhode Island and Massachusetts. We currently are planning to operate these new facilities using the technology that we acquired in our acquisition of WRI. We anticipate that we will be able to use much of the engineering and design work used in our Gonzales facility. Any plans to further expand our Gonzales facility, or to construct any future facilities, is dependent on our ability to raise additional financing in addition to the funds from the offering contemplated by this prospectus.

          In each of our contemplated locations, we have:
▪ Engaged a local businessperson well-acquainted with the community to assist us in the permitting process and development of support from community groups;
▪ Participated in numerous meetings with state, county and local regulatory bodies as well as environmental and economic development authorities; and
▪ Identified potential facility sites.
          If we are able to build new facilities, we anticipate we will achieve economies of scale in marketing and selling our fertilizer products as the cost of these activities is spread over a larger volume of product. If our overall volume of production increases, we also believe we may be able to more effectively approach larger agribusiness customers who may require larger quantities of fertilizer to efficiently utilize their distribution systems.
          To date, we have undertaken the following activities in the following markets to prepare to develop additional facilities:
•	The Rhode Island Industrial Facilities Corporation gave initial approval to our Revenue Bond Financing Application for up to $15.0 million for the construction of our proposed Rhode Island facility. In addition, the Rhode Island Resource Recovery Corporation gave us final approval to lease nine acres of land in the newly created Lakeside Commerce Industrial Park in Johnston, Rhode Island. We previously filed an application with the Rhode Island Department of Environmental Management for the operation of a Putrescible Waste Recycling Center at that site. As part of our efforts to establish a Rhode Island facility, we have established Converted Organics of Rhode Island, LLC, of which we are 92.5% owners. The minority share is owned by a local businessman who has assisted us with the process of developing a Rhode Island facility.

•	In Massachusetts, we have performed initial development work in connection with construction of three manufacturing facilities to serve the eastern Massachusetts market. Our proposals to develop these facilities are currently under review by the property owners. The Massachusetts Strategic Envirotechnology Partnership Program has completed a review of our technology.

•	We are actively pursuing the development of a licensing program and the production of a smaller capacity operating unit to be used by us or sold to third parties. We have begun the development of smaller capacity operating units, namely the Scalable Modular AeRobic Technology (SMART) units that are suitable for processing 5 to 50 tons of waste per day, depending on owner/user preference. The semi-portable units will be capable of operating indoors or outdoors, depending on certain criteria, and may be as sophisticated or as basic in design and function as the owner/user requires. The SMART system will be delivered to each jobsite in a number of pre-assembled, pre-tested components, and will include a license to use the HTLC technology. Our target market is users who seek to address waste problems on a smaller scale than would be addressed by a large processing facility. Our plan contemplates that purchasers of the SMART units would receive tip fees for accepting waste and would sell fertilizer and soil amendment products in the markets where their units operate. We plan to market and sell the SMART units in both the United States and abroad.
Conversion Process
          We use two processes in our Woodbridge facility to convert food waste into our solid and liquid fertilizer products. The first is based on technology called Enhanced Autothermal Thermophilic Aerobic Digestion, or EATAD. The EATAD process was developed by International Bio-Recovery Corporation, or IBRC, a British Columbia company that possesses technology in the form of know-how integral to the process and that has licensed to us their technology for food waste conversion in the metropolitan New York and Northern New Jersey areas. In addition, we use our own HTLC technology. We acquired the proprietary rights to the HTLC technology when we purchased UOP in 2008 and began to incorporate it into the operations at our Woodbridge facility. In simplified terms, both technologies work in a similar fashion in that once the prepared foodstock is heated to a certain temperature, it self-generates additional heat (autothermal), rising to very high, pathogen-destroying temperature levels (thermophilic). Bacteria added to the feedstock use vast amounts of oxygen (aerobic) to convert the food waste (digestion) to a rich blend of nutrients and single cell proteins. Foodstock preparation, digestion temperature, rate of oxygen addition, acidity and inoculation of the microbial regime are carefully controlled to produce products that are highly consistent from batch to batch.

          We use only the HTLC process at our Gonzales facility.
          The products we manufacture are as follows:
▪ A solid base product with plant nutrition, disease suppression and soil enhancement (amendment) benefits. The solid base product can then be used by us to produce a variety of products with various nitrogen (N), phosphorous (P), and potassium (K) compositions. In describing the composition of fertilizer, the nitrogen (N), phosphorus (P), and potassium (K) composition is identified. Presently, we produce both an 8-1-4 and a 4-1-8 solid granular product. These figures refer to the ratio of nitrogen (N), phosphorus (P), and potassium (K), respectively, in the products.
▪ A liquid base product with plant nutrition, disease suppression and soil enhancement (amendment) benefits. The liquid base product can then be used to produce a variety of products with various nitrogen, phosphorous and potassium compositions (NPK). Presently, we produce both a 1-1-1 and 6-0-0 liquid product.
▪ We produce a variety of liquid products including: Converted Organics 521, Converted Organics GP, Converted Organics XP, Converted Organics XK, Converted Organics LC, Converted Organics NC, SoilStart 7-1-1, and Aqueous Potash 0-0-10.
          The efficacy of our products has been demonstrated both in university laboratories and multi-year growth trials funded by us and by IBRC. These field trials have been conducted on more than a dozen crops including potatoes, tomatoes, squash, blueberries, grapes, cotton and turf grass. While these studies have not been published, peer-reviewed or otherwise subject to third-party scrutiny, we believe the trials and other data show our solid and liquid products produced using the EATAD process have several valuable attributes:
          Plant nutrition. Historically, growers have focused on the nitrogen (N), phosphorous (P) and potassium (K) content of fertilizers. As agronomists have gained a better understanding of the importance of soil culture, they have turned their attention to humic and fulvic acids, phytohormones and other micronutrients and growth regulators not present in petrochemical-based fertilizers.
          Disease suppression. Based on field trials using product produced by the licensed technology, we believe our products combine nutrition with disease suppression characteristics to eliminate or significantly reduce the need for fungicides and other crop protection products. The products’ disease suppression properties have been observed under controlled laboratory conditions and in documented field trials. We also have other field reports that have shown the liquid concentrate to be effective in reducing the severity of powdery mildew on grapes, reducing verticillium pressure on tomatoes and reducing scab in potatoes.
          Soil amendment. As a result of its slow-release nature, our dry fertilizer product increases the organic content of soil, improving granularity and water retention and thus reducing NPK leaching and run-off.
          Pathogen-free. Due to high processing temperatures, our products are virtually pathogen-free and have extended shelf life.
          We plan to apply to the U.S. Department of Agriculture, or the USDA, and various state agencies to have our products produced by the EATAD process labeled as an organic fertilizer or separately as an organic fungicide. We expect organic labeling, if obtained, to have a significant positive impact on pricing. We believe our products are positioned for the commercial market as a fertilizer supplement or as a material to be blended into traditional nutrition and disease suppression applications.
          We use the HTLC system at our Gonzales facility to process food waste into liquid organic-based fertilizer and feed products. The HTLC technology used in our Gonzales facility can be used in all of our future operating plants. We have adopted the HTLC technology for certain aspects at the Woodbridge facility even though that facility and any future facility in the New York City metropolitan area is licensed to use the EATAD technology, and accordingly, we will be required to pay royalties on sales from those facilities to the owners of the EATAD technology. As exclusive owner of the HTLC technology, we expect to achieve the same or better operating results as we would with the licensed EATAD technology at a lower operating cost. Pursuant to the terms of the acquisition of the assets of WRI, we pay a fee for each ton of additional capacity added to our current or planned expansion. We anticipate that over time this fee will be less than the royalty expense paid for use of the licensed EATAD technology. In addition, we believe the product produced by the HTLC technology will be equal to or better in terms of quality than products made through the use of the EATAD technology.

IBRC License
          Pursuant to a know-how license agreement dated July 15, 2003, as amended, IBRC granted us an exclusive license for a term of 40 years to use its proprietary EATAD technology for the design, construction and operation of facilities within a 31.25 mile radius from City Hall in New York City for the conversion of food waste into solid and liquid organic material. The license permits us to use the technology at our Woodbridge facility site; restricts the ability of IBRC and an affiliated company, Shearator Corporation, to grant another know-how or patent license related to the EATAD technology within the exclusive area; and restricts our ability to advertise or contract for a supply of food waste originating outside the same exclusive area. The licensed know-how relates to machinery and apparatus used in the EATAD process.
          We are obligated to pay IBRC an aggregate royalty equal to 9% of the gross revenues from the sale of product produced by the Woodbridge facility using EATAD technology. We began paying royalties in the first half of 2009, as product shipments from Woodbridge commenced at that time. We are also obligated to purchase IBRC’s patented macerators and shearators, as specified by or supplied by IBRC or Shearator Corporation for use at the Woodbridge facility.
          In addition, we paid a non-refundable deposit of $139,978 to IBRC in 2007 on a second plant licensing agreement. To date, we have not used the second licensing agreement to develop a new facility. We have also paid IBRC for market research, growth trails and other services.
          Also, pursuant to the license agreement, we have granted a proposed cooperative called Genica, which has yet to be formed and of which IBRC will be a member, a right of first refusal to market all of our products in accordance with the terms and upon payment to us of the price listed on our then current price list. If we propose to sell end products to a third party for a price lower or otherwise on terms more favorable than such published price and terms, Genica also has a right of first refusal to market such products on the terms and upon payment to us of the price proposed to the third party. The license agreement does not specify the duration of such rights.
Marketing and Sales
          Target Markets
          According to the U.S. Fertilizer Institute, as of June 2007, U.S. fertilizer demand equaled approximately 58 million tons per year, with agribusiness consuming the majority of product and the professional turf and retail segments consuming the remainder. The concern of farmers, gardeners and landscapers about nutrient runoffs, soil health and other long-term effects of conventional chemical fertilizers has increased demand for organic fertilizer. We have identified three target markets for our products:
▪ Agribusiness: conventional farms, organic farms, horticulture, hydroponics and aquaculture;
▪ Turf management: professional lawn care and landscaping, golf courses, sod farms, commercial, government and institutional facilities; and
▪ Retail sales: home improvement outlets, garden supply stores, nurseries, Internet sales and shopping networks.
          Agribusiness: We believe there are two primary business drivers influencing commercial agriculture. First, commercial farmers are focused on improving the economic yield of their land: maximizing the value derived from crop output (quantity and quality). Second, commercial farmers are focused on reducing the use of chemical products, while also meeting the demand for cost-effective, environmentally responsible alternatives. We believe this change in focus is the result of:
▪ Consumer demand for safer, higher quality food;
▪ The restriction on use of registered chemical products. Several U.S. government authorities, including the Environmental Protection Agency, the Food and Drug Administration, and the USDA regulate the use of fertilizers;
▪ Environmental concerns and the demand for sustainable technologies;
▪ Demand for more food for the growing world population; and
▪ The cost effectiveness and efficacy of non-chemical based products to growers.

          Consumer demand for organic food products increased throughout the 1990s to date at approximately 20% or more per annum. In the wake of USDA’s implementation of national organic standards in October 2002, the organic food industry has continued to grow. According to the Organic Trade Association, United States’ sales of organic food and beverages have grown from $1 billion in 1990 to approximately $20 billion in 2007 and are expected to grow at an average of 18% per year through 2010. Furthermore, the Organic Trade Association reports that organic foods represented approximately 2.8% of total food and beverage sales in 2006, growing 20.9% in 2006, one of the fastest growing categories. According to the Nutrition Business Journal, consumer demand is driving organic sector expansion, particularly for fruit, vegetables and dairy products. This demand, in turn, is driving commercial farmers to shift more of their acreage from conventional practices, which predominantly use synthetic fertilizers, to organic practices, which require the use of certified organic fertilizers or other natural organic materials to facilitate crop growth. The USDA’s Economic Research Service reports that the number of certified organic farm acres has grown from 0.9 million in 1992 to 4.1 million in 2005, a compound annual growth rate of 12% per year.
          We believe farmers are facing pressures to change from conventional production practices to more environmentally friendly practices. U.S. agricultural producers are turning to certified organic farming methods as a potential way to lower production costs, decrease reliance on nonrenewable resources such as chemical fertilizers, increase market share with an “organically grown” label and capture premium prices, thereby boosting farm income.
          Turf management: We believe that the more than 16,000 golf courses in the U.S. will continue to reduce their use of chemicals and chemical-based fertilizers to limit potentially harmful effects, such as chemical fertilizer runoff. The United States Golf Association, or USGA, provides guidelines for effective environmental course management. These guidelines include using nutrient products and practices that reduce the potential for contamination of ground and surface water. Strategies include using slow-release fertilizers and selected organic products and the application of nutrients through irrigation systems. Further, the USGA advises that the selection of chemical control strategies should be utilized only when other strategies are inadequate. We believe that our all-natural, slow-release fertilizer products will be well received in this market.
          Retail sales: The Freedonia Group’s report on Lawn & Garden Consumables indicates that the U.S. market for packaged lawn and garden consumables is $7.5 billion and is expected to grow 4.5% per year to $9.3 billion in 2012. Fertilizers are the largest product category, generating $2.85 billion, or 38%, of total lawn and garden consumables sales. Fertilizers, mulch and growing media will lead gains, especially rubber mulch, colored mulch and premium soils. Organic formulations are expected to experience more favorable growth than conventional formulations across all product segments, due to increased consumer concern with regard to how synthetic chemical fertilizers and pesticides on lawns and gardens may affect human/pet health and the environment. Further, in 2009, The National Gardening Association reported that 40% of the nation’s 100 million households with a yard say they are likely to use all-natural methods in the future due largely to environmental and health concerns.
Product Sales and Distribution
          Our license with IBRC restricts the sale of products from our Woodbridge facility to the Eastern Seaboard states, including Maine, New Hampshire, Vermont, Massachusetts, Rhode Island, Connecticut, New York, New Jersey, Pennsylvania, Delaware, Maryland, Virginia, District of Columbia, North Carolina, South Carolina, Georgia and Florida. Our Gonzales facility and future plants will not be subject to these territory restraints as they will operate using the HTLC technology that we acquired from WRI.
          We sell and distribute our products through our sales organization, comprised of six employees and three to four independent contractors, which targets large purchasers of fertilizer products for distribution in our target geographic and product markets. Key activities of the sales organization include introduction of our products and the development of relationships with targeted clients and us. In addition, we have signed distribution agreements with six distributors to sell our products to numerous outlets in all of our target markets. Due to our small size, we believe the most efficient method for distribution of our products is through regional distributors. This method of distribution currently accounts for the majority of our sales. To the extent we make sales directly to customers, we generally require our customers to handle delivery of the product. We have also had preliminary discussions with manufacturer’s representatives to explore sales of our products in appropriate retail outlets. In order to develop a consistent sales and distribution strategy, we have hired a seasoned professional to serve as Vice President of Marketing and have hired five in-house salespeople to assist with product pull-through into all of our targeted markets. In addition, with our acquisition of UOP, we have retained the services of former UOP employees who are currently selling product into the agribusiness market.

Environmental Impact of Our Business Model
          Food waste, the raw material of our manufacturing process, comes from a variety of sources. Prior to preparation, food must be grown or raised, harvested, packaged, shipped, unpacked, sorted, selected and repackaged before it finds its way into markets, restaurants or home kitchens. Currently, this process creates a large amount of food waste, particularly in densely populated metropolitan areas such as New York City, Northern New Jersey, and Eastern Massachusetts. Traditionally, the majority of food waste is disposed of in either landfills or incinerators that do not produce a product from this recyclable resource. We use a demonstrated technology that is environmentally benign to convert waste into valuable all-natural soil amendment and fertilizer products.
          According to the Environmental Protection Agency Food waste comprises 18% of the nation’s waste stream. Disposing of or recycling food waste should be simple, since organic materials grow and decompose readily in nature. However, the large volumes of food wastes generated in urban areas combined with a lack of available land for traditional recycling methods, such as composting, make disposal of food wastes increasingly expensive and difficult. Landfill capacity is a significant concern, particularly in densely populated areas. In addition, landfills may create negative environmental effects including liquid wastes migrating into groundwater, landfill gas, consumption of open space, and air pollution associated with trucking waste to more remote sites. The alternative of incineration may produce toxic air pollutants and climate-changing gases, as well as ash containing heavy metals. Incineration also fails to recover the useful materials from organic wastes that can be recycled. Traditional composting is a slow process that uses large tracts of land, may generate offensive odors, and may attract vermin. In addition, composting usually creates an inconsistent product with lower economic value than the fertilizer products we will produce.
          Our process occurs in enclosed “digesters” housed within a building that uses effective emissions control equipment, which results in minimal amounts of dust and noise. By turning food waste into a fertilizer product using an environmentally benign process, we are able to reduce the total amount of solid waste that goes to landfills and incinerators, which in turn reduces the release of greenhouse gases such as methane and carbon dioxide.
          During the start-up phase at our Woodbridge facility, we experienced odor-related issues. As a result of these issues, we have been assessed fines from the Health Department of Middlesex County, New Jersey, and have been named a party in a lawsuit by a neighboring business. Based on a change in operational procedures and working with two outside odor-control consultants, we believe we have significantly reduced the odor issues. However, if we are unsuccessful in controlling odor-related issues, we may be subject to further fines or litigation, and our operations may be interrupted or terminated.
          The following table summarizes some of the advantages of our process compared with currently available methods employed to dispose of food waste:
Comparison of Methods for Managing Food Waste

Environmental
Method	Impacts	Products
Landfilling	Loss of Land Groundwater threat Methane gas Air pollution from tracks Useful materials not recycled Undesirable land use	Landfill gas (minimal energy generation at some landfills)

Environmental
Method	Impacts	Products
Incineration	Air pollution Toxic emissions Useful materials not recycled Disposal of ash still required	Electricity (only at some facilities)

Composting	Groundwater threat	Low value compost

Odor

Vermin

Substantial land required

Converted Organics	No solid waste	Natural fertilizer

Odor

No harmful by-products

Removal of waste from stream

Consumption of electricity and natural gas

Discharge of treated wastewater into sewage system
          Environmental regulators and other governmental authorities in our target markets have also focused more recently on the potential benefits of recycling increased amounts of food waste. For example, the New Jersey Department of Environmental Protection, or the NJDEP, estimates nearly 1.5 million tons, or approximately 7.4% of the state’s total waste stream, is food waste, but in 2003, only 221,000 tons were recycled, which represented just over 15% of the recycled waste. The 2006 NJDEP Statewide Solid Waste Management Plan focused particularly on the “food waste” recycling stream as one of the most effective ways to create significant increases in recycling tonnages and rates. In New York, state and local environmental agencies are taking measures to encourage the diversion of organic materials from landfills and are actively seeking processes consistent with health and safety codes. The goal is to further reduce the amount of waste going to landfills and other traditional disposal facilities, particularly waste that is hauled great distances, especially in densely populated areas in the Northeast. In 2005, the Rhode Island Resource Recovery Corporation, or the RIRRC, began an examination of the bulk food waste processing technology of our technology licensor to determine whether using our licensed technology would be economically feasible, cost-effective, practicable, and an appropriate application in Rhode Island. The RIRRC completed its review and included the technology in its 2006 Solid Waster Master Plan. In Massachusetts, the 2006 State Solid Waste Master Plan has also identified a need for increased organics-processing capacity within the state and has called for a streamlined regulatory approval path.
Competition
          We operate in a very competitive environment in our business’s three dimensions — organic waste stream feedstock, technology and end products — each of which is quickly evolving. We believe we will be able to compete effectively because of the abundance of the supply of food waste in our geographic markets, the pricing of our tip fees and the quality of our products and technology.

          Organic Waste Stream Feedstock. Competition for the organic waste stream feedstock includes landfills, incinerators, animal feed, land application and traditional composting operations. Organic waste streams are generally categorized as pre- and post-consumer food waste, lawn and garden waste (sometimes called green waste), and bio-solids, including sewage sludge or the by-product of wastewater treatment. Some states, including New Jersey, have begun to regulate the manner in which food waste may be composted. New Jersey has created specific requirements for treatment in tanks or in-vessel, and we believe our Woodbridge facility is the first approved in-vessel processing facility in the state. In Massachusetts, state regulators are considering a ban on the disposal of organic materials at landfills and incinerators once sufficient organic processing capacity exists within the state, which, if adopted, would provide a competitive advantage for organic processes such as our process.
          Technology. There are a variety of technologies used to treat organic wastes including composting, digestion, hydrolysis and thermal processing. Companies using these technologies may compete with us for organic material.
          Composting is a natural process of decomposition that can be enhanced by mounding the waste into windrows to retain heat, thereby accelerating decomposition. Large-scale compost facilities require significant amounts of land for operations that may not be readily available or that may be only available at significant cost in major metropolitan areas. Given the difficulties in controlling the process or the consistent ability to achieve germ-killing temperatures, the resulting compost is often inconsistent and generally would command a lower market price than our product.
          Digestion may be either aerobic, like the HTLC or EATAD processes, or anaerobic. Anaerobic digestion is, in simple terms, mechanized in-vessel composting. In addition to compost, most anaerobic digestion systems are designed to capture the methane generated. While methane has value as a source of energy, it is generally limited to on-site use, as it is not readily transported.
          Hydrolysis is an energy-intensive chemical process that produces a by-product, most commonly ethanol. Thermal technologies extract the British thermal unit, or BTU, content of the waste to generate electricity. Food waste, which is typically 75%-90% water, is generally not a preferred feedstock. Absent technological breakthroughs, neither hydrolysis nor thermal technologies are expected to be accepted for food waste processing on a large-scale in the near term.
          End Products. The organic fertilizer business is relatively new, highly fragmented, under-capitalized and growing rapidly. We are not aware of any dominant producers or products currently in the market. There are a number of single input, protein-based products, such as fish, bone and cottonseed meal, that can be used alone or mixed with chemical additives to create highly formulated fertilizer blends that target specific soil and crop needs. In this sense they are similar to our products, and provide additional competition in the organic fertilizer market. In the future, large producers of non-organic fertilizer may also increase their presence in the organic fertilizer market. These companies are generally better capitalized than us and have greater financial and marketing resources than us.
          Most of the 58 million tons of fertilizer consumed annually in North America is mined or derived from natural gas or petroleum. These petroleum-based products generally have higher nutrient content (NPK) and cost less than organic fertilizers. Traditional petrochemical fertilizers are highly soluble and readily leach from the soil. Slow release products that are coated or specially processed command a premium. However, the economic value offered by petrochemicals, especially for field crops including corn, wheat, hay and soybeans, will not be supplanted in the foreseeable future. We compete with large producers of non-organics fertilizers, many of which are significantly larger and better capitalized than us. In addition, we compete with numerous smaller producers of fertilizer.
          Despite a large number of new products in the end market, we believe that our products have a unique set of characteristics. We believe positioning and branding the combination of nutrition and disease suppression characteristics will differentiate our products from other organic fertilizer products to develop market demand, while maintaining or increasing pricing. In view of the barriers to entry created by the supply of food waste, regulatory controls and the cost of constructing facilities, we do not foresee a dominant manufacturer or product emerging in the near-term.
Major Customers
          Our Gonzales and Woodbridge facilities rely on a few major customers for a majority of their revenues. From January 1, 2009 until August 31, 2009, approximately 71% of the revenues generated by the Gonzales facility were from three customers. From January 1, 2009 until August 31, 2009, approximately 48% of the revenues generated by the Woodbridge facility, excluding tip fees, were from two customers. We do not have any long-term agreements with any of our customers. The loss of any of our major customers could adversely effect our results of operations.

Government Regulation
          Certain of our fertilizer end products are regulated or controlled by state, county and local governments as well as various agencies of the federal government, including the Food and Drug Administration and the USDA.
          In addition to the regulations governing the sale of our end products, our facilities are subject to extensive regulation. We need certain permits to operate solid waste or recycling facilities as well as permits for our sewage connection, water supply, land use, air emission, and wastewater discharge. The specific permit and approval requirements are set by the state and the various local jurisdictions, including but not limited to city, town, county, township and state agencies having control over the specific properties. We have obtained the permits and approvals required to operate our Woodbridge facility and Gonzales facility.
          Environmental regulations also govern the operation of our facilities. Our future facilities will most likely be located in urban industrial areas where contamination may be present. Regulatory agencies may require us to remediate environmental conditions at our locations.
          We have contracted with a company to explore our ability to create carbon credits as a result of our manufacturing process and our diverting food waste from landfills. We have not determined the value, if any, of the potential carbon credits associated with our business.
Legal Proceedings
          On December 11, 2008, we received notice that a complaint had been filed in a putative class action lawsuit on behalf of 59 persons or entities that purchased units pursuant to a financing terms agreement, or FTA, dated April 11, 2006, captioned Gerald S. Leeseberg, et al. v. Converted Organics, Inc., filed in the U.S. District Court for the District of Delaware. The lawsuit alleges breach of contract, conversion, unjust enrichment, and breach of the implied covenant of good faith in connection with the alleged failure to register certain securities issued in the FTA, and the redemption of our Class A warrants in November 2008. The lawsuit seeks damages related to the failure to register certain securities, including alleged late fee payments, of approximately $5.25 million, and unspecified damages related to the redemption of the Class A warrants. In February 2009, we filed a Motion for Partial Dismissal of Complaint. On October 7, 2009, the Court concluded that Leeseberg has properly stated a claim for actual damages resulting from our alleged breach of contract, but that Leeseberg has failed to state claims for conversion, unjust enrichment and breach of the implied covenant of good faith, and the Court dismissed such claims. On November 6, 2009, we filed our answer to the Complaint with the Court. We plan to vigorously defend this matter and are unable to estimate any contingent losses that may or may not be incurred as a result of this litigation and its eventual disposition. Accordingly, no contingent loss has been recorded related to this matter.
          On May 19, 2009, we received notice that a complaint had been filed in the Middlesex County Superior Court of New Jersey, captioned Lefcourt Associates, Ltd., et al. v. Converted Organics of Woodbridge, et al. The lawsuit alleges private and public nuisances, negligence, continuing trespasses and consumer common-law fraud in connection with the odors emanating from our Woodbridge facility and our alleged, intentional failure to disclose to adjacent property owners the possibility of our facility causing pollution and was later amended to allege adverse possession, acquiescence and easement. The lawsuit seeks enjoinment of any and all operations which in any way cause or contribute to the alleged pollution, compensatory and punitive damages, counsel fees and costs of suit and any and all other relief the Court deems equitable and just. In response to these allegations, we have filed opposition papers with the Court and have complied with the plaintiff’s requests for information. We have also paid to the Middlesex County Health Department penalties in the amount of $86,000 relating to odor emissions. We plan to vigorously defend this matter and are unable to estimate any contingent losses that may or may not be incurred as a result of this litigation and its eventual disposition. Accordingly, no contingent loss has been recorded related to this matter.
          On May 28, 2009, we received notice that a Lien Claim Foreclosure Complaint had been filed in the Middlesex County Superior Court of New Jersey, captioned Armistead Mechanical, Inc. v. Converted Organics Inc., et al. Armistead filed this Lien Claim Foreclosure Complaint in order to perfect its previously filed lien claim. The Complaint also alleges breach of contract, reasonable value, demand for payment, unjust enrichment, and breach of the implied covenant of good faith and fair dealing, and seeks compensatory, consequential and incidental damages, attorneys fees, costs, interest, and other fair and equitable relief. On July 10, 2009, we received an Amended Lien Claim Foreclosure Complaint from Armistead Mechanical. The amended complaint did not make any substantial changes to the suit. On August 4, 2009, we filed a response to the complaint whereby we denied certain claims and at this time we are unable to estimate any contingent losses. On August 28, 2009, the court entered an order staying the litigation pending the outcome of arbitration. In connection with the Complaint,

Armistead has filed a demand for arbitration with the American Arbitration Association in order to preserve its status quo and right to submit a contract dispute claim to binding arbitration. On October 30, 2009, our response to the demand was due with the consent of Armistead. No arbitrator has yet been appointed. On November 19, 2009, we signed a Settlement Agreement with Armistead for a total of $2,029,000, with the first payment of $1,000,000 due upon closing (closing occurred on November 19, 2009) and the balance of $1,029,000 payable in eighteen level monthly payments of principal and interest calculated at 6% per annum. The monthly payments will begin January 1, 2010. According to terms of the Settlement Agreement, the construction lien claim and related lawsuit will be suspended during the eighteen month payment period and will be released completely upon final payment.
          The Middlesex County Health Department (MCHD) issued us a number of notices of violation, or NOV, following the commencement of our operations at our Woodbridge facility in February 2009, for alleged violations of the New Jersey State Air Pollution Control Act, which prohibits certain off-site odors. The NOV alleged that odors emanating from our Woodbridge facility had impacted surrounding businesses and those odors were of sufficient intensity and duration to constitute air pollution under the act. As of the date of filing, the total amount of fines levied by the Middlesex County Health Department equaled $391,500, of which we have paid $87,750 (of which $86,000 were related to odor emissions), and currently have an unpaid balance of $305,500. We recorded a liability of $270,250 in our financial statements as of September 30, 2009 relating to the unpaid potion of the penalties. In addition, based on a change in operational procedures and working with two outside odor-control consultants, we believe we have significantly rectified the odor issues. MCHD recognized that we have made substantial efforts and improvements at our Woodbridge facility in odor control and as a result, has negotiated a sixteen (16) month payment plan for the odor violations issued from May 2009 through July 22, 2009 for an amount totaling $232,500.
          The New Jersey Department of Environmental Protection (“NJDEP”) Bureau of Air Compliance and Enforcement issued us an Administrative Order in June 2009 for alleged violations of the air permit issued to us pursuant to the Air Pollution Control Act. The Administrative Order alleged that we were not operating in compliance with our air permit and that we had violated the New Jersey Administrative Code for various pre-constructions without permits. No penalties were assessed in the Administrative Order. However, the Administrative Order remains an open matter because, as the NJDEP stated in the Administrative Order, the provisions of the order remain in effect during pendency of the hearing request. Additionally, while we have taken corrective actions, such actions do not preclude the State from initiating a future enforcement action or seeking penalties with respect the violations listed in the Administrative Order.
          The NJDEP Bureau of Solid Waste Compliance and Enforcement issued us a NOV for alleged violations of the New Jersey State Solid Waste Management Act in June 2009. The NOV alleged that our Woodbridge facility was not operating in accordance with the terms of the General Class C Permit Approval. No penalties were assessed by the NOV. However, the NOV constituted notification that the facility is allegedly out of compliance with certain provisions of the General Class C Permit and/or the NJDEP Solid Waste regulations. The NOV remains an open matter because, as NJDEP stated in the NOV, while we have taken corrective actions, such actions do not preclude the State from initiating a future enforcement action with respect to the violations listed in the NOV.
Employees
          As of October 1, 2009, we had 31 full-time employees, 13 of whom are in sales, management and administration, seven of whom work in our Gonzales facility and 11 of whom work in our Woodbridge facility. Once the Woodbridge facility reaches its initial design capacity of 250 tons per day, we expect to have another seven full-time employees at that location, working in the areas of general plant management, equipment operation, quality control, maintenance, laborers, and administrative support. We are also planning for additional employees in the sales, marketing, finance, technology and administrative areas of the Company.

PRINCIPAL STOCKHOLDERS
          The following table sets forth information regarding the beneficial ownership of our outstanding common stock as of December 1, 2009 for:
▪	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

▪	each of our directors;

▪	each of our named executive officers; and

▪	all of our directors and executive officers as a group.
          Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 1, 2009 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. The percentage of ownership is based on 37,662,708 shares of common stock outstanding as of December 3, 2009.
          Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them, subject to applicable community property laws. Unless otherwise indicated, the address of each stockholder is c/o Converted Organics Inc., 137A Lewis Wharf, Boston, Massachusetts 02110.

	Number		Percent
Edward J. Gildea	324,911	(1)	*
David R. Allen	85,141	(2)	*
Robert E. Cell	54,000	(3)	*
John P. DeVillars	54,000	(3)	*
Edward A. Stoltenberg	63,269	(4)	*
All directors and officers as a group (five persons)	581,321		1.5%
5% Stockholders
Oppenheimer Funds, Inc. (5)	2,284,409		5.7%
Aaron Wolfson (6)	2,300,000		5.9%

*	Less than 1%.

(1)	Includes 1,400 Class B Warrants and options to purchase 225,000 shares.

(2)	Includes options to purchase 81,195 shares.

(3)	Consists of options to purchase shares of our common stock.

(4)	Includes options to purchase 44,000 shares. Includes 2,966 shares beneficially owned and held in trust.

(5)	The following information is based on the Schedule 13G/A filed November 5, 2009. Oppenheimer Funds, Inc. is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All beneficial ownership is disclaimed pursuant to Rule 13d-4 of the Exchange Act. All positions reported reflect the exercise of warrants for shares of common stock. The principal address of Oppenheimer Funds, Inc. is Two World Financial Center, 225 Liberty Street, New York, NY 10289.

(6)	The following information is based on the Schedule 13G filed October 26, 2009. Includes 1,150,000 shares underlying Class H warrants. Of the number of shares set forth in the table, Mr. Wolfson has sole voting and dispositive power over 500,000 shares (of which 250,000 shares are underlying Class H warrants).

RELATED PARTY TRANSACTIONS
          As payment for compensation accrued and not paid since April 1, 2006 and expenses incurred but not reimbursed since April 1, 2006, we intend to pay in the future, out of available cash, a total of $250,000 to the following current and former executive officers, directors and consultants, each of whom will receive $50,000: Edward J. Gildea, Thomas R. Buchanan, John A. Walsdorf, William A. Gildea and John E. Tucker.
          We paid Mr. William A. Gildea, who was a 5% stockholder during 2007 and 2008 and is the brother of our President and CEO, for his services in connection with development efforts in New Jersey, New York and Rhode Island as well as his services in connection with the sale of our common stock. Mr. Gildea was paid $155,000 in 2007 and $180,000 in 2008.
          We paid Mr. John E. Tucker, who was a 5% stockholder during 2007 and 2008, and his company, BioVentures LLC., for its services in connection with the design and development work for our planned manufacturing facility in Woodbridge, New Jersey. BioVentures LLC was paid $76,669 in 2007 and $60,000 in 2008.
          We have a term note payable to our CEO, Mr. Edward J. Gildea. The unsecured term note for $89,170 is dated April 30, 2007 with an original maturity of April 30, 2009 and accrues interest at 12% per annum. The note has been extended for one year until April 30, 2010. We paid accrued interest of $21,400 upon extension of the note’s due date. This note is subordinate to the New Jersey Economic Development Authority Bonds.
          We believe the transactions described above were made on terms at least as favorable as those generally available from unaffiliated third parties. The transactions have been ratified by a majority of the members of our Board of Directors who are independent directors. Future transactions with our officers, directors or greater than five percent stockholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties, and all such transactions will be reviewed and subject to approval by our Audit Committee, which will have access, at our expense, to our or independent legal counsel.

DESCRIPTION OF CAPITAL STOCK
          The following information describes our capital stock as well as certain provisions of our certificate of incorporation and bylaws. This description is only a summary. You should also refer to our certificate of incorporation and bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.
          Our authorized capital stock consists of 75,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. As of December 3, 2009, we had 37,662,708 shares of common stock and no shares of preferred stock outstanding.
Units
          In our October 2009 offering we issued units of our securities. Each unit consists of one share of common stock and one Class H warrant. Each Class H warrant entitles the holder to purchase one share of common stock at an exercise price of $1.30 per share. The common stock and the Class H warrants underlying the units may trade separately at the discretion of the unit holder.
Common Stock
          Each outstanding share of common stock has one vote on all matters requiring a vote of the stockholders. There is no right to cumulative voting; thus, the holders of 50% or more of the shares outstanding can, if they choose to do so, elect all of the directors. In the event of a voluntary or involuntary liquidation, all stockholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of the common stock have no preemptive rights with respect to future offerings of shares of common stock.
Dividend Policy
          We have not declared or paid any cash dividends and do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay cash dividends on common stock will be at the discretion of our board of directors and will depend upon our financial condition, results of operation, capital requirements and other factors our board of directors may deem relevant. Holders of common stock are entitled to dividends if, as and when declared by the Board out of the funds legally available therefore. It is our present intention to retain earnings, if any, for use in our business. The payment of cash dividends on the common stock included in the units is unlikely in the foreseeable future.
Class H Warrants
          Each Class H warrant entitles the holder to purchase one share of our common stock at a price of $1.30 per share, subject to adjustment as discussed below, at any time commencing 60 days after issuance, or on December 14, 2009. The Class H warrants will expire on October 14, 2014 at 5:00 p.m., New York City time. The Class H warrants are not redeemable.
          The Class H warrants will be issued in registered form under a warrant agreement between Computershare Trust Company, N.A., as warrant agent, and us. You should review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Class H warrants.
          The exercise price and number of shares of common stock issuable on exercise of the Class H warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the Class H warrants will not be adjusted for issuances of common stock, preferred stock or other securities at a price below their respective exercise prices.
          The Class H warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of Class H warrants being exercised. The Class H warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Class H warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Class H warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
          No Class H warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the Class H warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Class H warrants. We will use our reasonable efforts to maintain a current prospectus relating to common stock issuable upon exercise of the Class H warrants until the expiration of the Class H warrants. However, we cannot assure you that we will be able to do so. The Class H warrants may be deprived of any value and the market for the Class H warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the Class H warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Class H warrants reside.
          No fractional shares will be issued upon exercise of the Class H warrants. Whenever any fraction of a share of common stock would otherwise be required to be issued or distributed upon exercise of the Class H warrants, the actual issuance or distribution made shall reflect a rounding of such fraction to the nearest whole share (up or down), with fractions of half of a share or less being rounded down and fractions in excess of half of a share being rounded up.
Purchase Option
          We sold to the representative of the underwriters in our October 2009 offering an option to purchase up to a total of 300,000 units at a per-unit price of $1.749.
Other Warrants
          Class B Warrants
          General. We have 4,932,438 Class B warrants outstanding. The Class B warrants may be exercised until the expiration date, which is February 13, 2012. Each Class B warrant entitles the holder to purchase one share of common stock at an exercise price of $11.00 per share. Accordingly, holders of the Class B warrants may currently purchase 1.276 shares of common stock for each warrant exercised, except for approximately 2.2 million Class B warrants that are owned by our bond holders, who may purchase one share of common stock for each warrant exercised. Accordingly, in the aggregate, holders of the Class B warrants may currently purchase a total of 6,177,012 shares of our common stock. The warrant exercise price will be adjusted if specific events, summarized below, occur. A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised. If at their expiration date the Class B warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable. If we cannot honor the exercise of Class B warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. Because we are not required to settle the warrants by payment of cash, and because there is a possibility that warrant holders will not be able to exercise the warrants when they are in-the-money or otherwise, there is a risk that the warrants will never be settled in shares or payment of cash.
          No Redemption. The Class B warrants are non-redeemable.
          Exercise. The holders of the Class B warrants may exercise them only if an appropriate registration statement is then in effect. To exercise a warrant, the holder must deliver to our transfer agent the warrant certificate on or before the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised. Fractional shares of common stock will not be issued upon exercise of the warrants.
Class C Warrants and Class D Warrants
          General: In connection with our financing completed in May 2009, we issued Class C warrants to purchase an aggregate of 885,000 shares of common stock and Class D warrants to purchase an aggregate of 415,000 shares of common stock. The Class C warrants and Class D warrants both expire in May 2014. The initial exercise prices of the Class C warrants and Class D warrants were $1.00 per share and $1.50 per share, respectively. The warrants are subject to anti-dilution rights, which provide that the exercise price of the warrants shall be reduced if we make new issuances of our securities, with certain exceptions, below the warrants’ exercise prices to the price of such lower priced issuances. Pursuant to such provision, the exercise price of the Class D warrants has been reduced to and is currently at $1.02 per share. The Class C warrants and Class D warrants are non-redeemable. The warrant holders are entitled to a “cashless exercise” option if, at any time of exercise, there is no effective registration statement registering, or no current prospectus available for, the resale of the shares of common stock underlying the warrants. This option entitles the warrant holders to elect to receive fewer shares of common stock without paying the cash exercise price. The number of shares to be issued would be determined by a formula based on the total number of shares with respect to which the warrant is being exercised, the volume weighted average price per share of our common stock on the trading date immediately prior to the date of exercise and the applicable exercise price of the warrants.
          Fundamental Transactions: If, at any time while the warrants are outstanding, we (1) effect any merger or consolidation, (2) effect any sale of all or substantially all of our assets, (3) are subject to or complete a tender offer or exchange offer, (4) effect any reclassification of our common stock or any compulsory share exchange pursuant to which our common stock is converted into or exchanged for other securities, cash or property, or (5) engage in one or more transactions with another party that results in that party acquiring more than 50% of our outstanding shares of common stock, each, a “Fundamental Transaction,” then the holder shall have the right thereafter to receive, upon exercise of the warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares then issuable upon exercise of the warrant, and any additional consideration payable as part of the Fundamental Transaction. Any successor to us or surviving entity shall assume the obligations under the warrant.
Class E Warrants and Class F Warrants
          General: In connection with our financings completed in May 2009 and July 2009, we issued Class E warrants to purchase an aggregate of 1,500,000 shares of our common stock and Class F warrants to purchase 585,000 shares of our common stock. The Class E warrants and Class F warrants expire in May 2014 and July 2014, respectively.
          The warrant holders are entitled to a “cashless exercise” option if, at any time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the shares of common stock underlying the warrants. This option entitles the warrant holders to elect to receive fewer shares of common stock without paying the cash exercise price. The number of shares to be issued would be determined by a formula based on the total number of shares with respect to which the warrant is being exercised, the volume weighted average price per share of our common stock on the trading date immediately prior to the date of exercise and the applicable exercise price of the warrants.
          Call Provision: Subject to certain exceptions, if the volume weighted average price per share of our common stock for each of five consecutive trading days exceeds $2.10 (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like), then we may, within one trading day of the end of such period, call for cancellation of all or any portion of the unexercised warrants for consideration equal to $.001 per share.
          Fundamental Transaction: If, at any time while the warrants are outstanding, we (1) consolidate or merge with or into another corporation, (2) sell all or substantially all of our assets or (3) are subject to or complete a tender or exchange offer pursuant to which holders of our common stock are permitted to tender or exchange their shares for other securities, cash or property, (4) effect any reclassification of our common stock or any compulsory share exchange pursuant to which our common stock is converted into or exchanged for other securities, cash or property, or (5) engage in one or more transactions with another party that results in that party acquiring more than 50% of our outstanding shares of common stock, each, a “Fundamental Transaction,” then the holder shall have the right thereafter to receive, upon exercise of the warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of warrant shares then issuable upon exercise of the warrant, and any additional consideration payable as part of the Fundamental Transaction. Any successor to us or surviving entity shall assume the obligations under the warrant.
Class G Warrants
          General: In connection with our financing completed in September 2009, we issued Class G warrants to purchase an aggregate of 2,500,000 shares of common stock. The Class G warrants expire in September 2014. The initial exercise price of the Class G warrants is $1.25 per share. The warrants are subject to anti-dilution rights, which provide that the exercise price of the warrants be reduced if we make new issuances of our securities, with certain exceptions, below the warrant exercise price to the price of the lower priced securities; provided that without stockholder approval, the exercise price may not be reduced below $1.08 per share. The Class G warrants are non-redeemable. The warrant holders are entitled to a “cashless exercise” option if, at any time of exercise, there is no effective registration statement registering, or no current prospectus available for, the resale of the shares of common stock underlying the warrants. This option entitles the warrant holders to elect to receive fewer shares of common stock without paying the cash exercise price. The number of shares to be issued would be determined by a formula based on the total number of shares with respect to which the warrant is being exercised, the volume weighted average price per share of our common stock on the trading date immediately prior to the date of exercise and the applicable exercise price of the warrants.
          Fundamental Transactions: If, at any time while the warrants are outstanding, we (1) effect any merger or consolidation, (2) effect any sale of all or substantially all of our assets, (3) are subject to or complete a tender offer or exchange offer, (4) effect any reclassification of our common stock or any compulsory share exchange pursuant to which our common stock is converted into or exchanged for other securities, cash or property, or (5) engage in one or more transactions with another party that results in that party acquiring more than 50% of our outstanding shares of common stock, each, a “Fundamental Transaction,” then the holder shall have the right thereafter to receive, upon exercise of the warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares then issuable upon exercise of the warrant, and any additional consideration payable as part of the Fundamental Transaction. Any successor to us or surviving entity shall assume the obligations under the warrant.
IPO Underwriter’s Warrants
          In connection with our initial public offering, we issued to the representative of the underwriters warrants to purchase 131,219 units, consisting of 131,219 shares of our common stock, 131,219 Class A warrants and 131,219 Class B warrants. The underwriter’s warrants are exercisable for units until February 13, 2012. However, neither the underwriter’s warrants nor the underlying securities may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person, except to any member participating in the offering and the officers or partners thereof, and only if all securities so transferred remain subject to the one-year lock-up restriction for the remainder of the lock-up period. We are obligated to cause a registration statement to remain effective until the earlier of February 13, 2012 and the time that all the underwriter’s warrants have been exercised, or will file a new registration statement covering the exercise and resale of these securities. If we cannot honor the exercise of the underwriter’s warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the underwriter’s warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. Because we are not required to settle the underwriter’s warrants by payment of cash, it is possible that the underwriter’s warrants will never be settled in shares or payment of cash. The common stock and public warrants issued to the underwriter upon exercise of these underwriter’s warrants will be freely tradable.
Convertible Notes
          On January 24, 2008, in connection with our acquisition of the Gonzales facility, we issued a convertible note with a principal amount of $1,000,000. The note matures on February 1, 2011, has an interest rate of 7% per annum, is payable monthly in arrears, and is convertible into our common stock at the option of the holder at a price equal to the average closing price of our common stock on the NASDAQ Capital Market for the five days preceding conversion. As of October 1, 2009, the note payable had a remaining principal balance of approximately $373,000.
Preferred Stock
          Our Board of Directors is authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.
          The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our Board of Directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock. Our Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.
2006 Stock Option Plan
          Our 2006 Stock Option Plan, or the Plan, currently authorizes the grant of up to 1,666,667 shares, and the Plan provides an “evergreen provision” pursuant to which the number of shares issuable under the Plan will be automatically increased on January 1 of each year to an amount equal to 20% of the number of shares of our common stock outstanding on the last day of the prior fiscal year. Under the Plan, we may issue restricted stock awards, incentive stock option grants and non-qualified stock option grants. Employees and, in the case of nonqualified stock options, directors, consultants or any affiliate are eligible to receive grants under our Plan. As of December 3, 2009, there were outstanding options to purchase 1,223,895 shares under our Plan.
Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws
          Our Certificate of Incorporation and Bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. These provisions are summarized below.
          Staggered Board. Staggered terms tend to protect against sudden changes in management and may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders. Our Board of Directors is divided into three classes, with one class of directors elected at each year’s annual stockholder meeting.
          Special Meetings. Our Bylaws provide that special meetings of stockholders can be called by the President, at the request of a majority of the Board of Directors or at the written request of holders of at least 50% of the shares outstanding and entitled to vote.
          Undesignated Preferred Stock. The ability to authorize the issuance of our undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. The ability to issue preferred stock may have the effect of deferring hostile takeovers or delaying changes in our control or management.
          Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging under certain circumstances in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:
▪ Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.
▪ Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.
▪ On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2 / 3 % of the outstanding voting stock which is not owned by the interested stockholder.
          Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may also discourage attempted acquisitions that might result in a premium over the market price for the shares of common stock held by stockholders.
          The provisions of Delaware law, our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Limitation of Officer and Director Liability
          The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of the officers’ and directors’ fiduciary duty of care. Although the law does not change the officers’ and directors’ duty of care, it enables corporations to limit available relief in most cases to equitable remedies such as an injunction. Our certificate of incorporation limits the liability of officers and directors to us or our stockholders to the fullest extent permitted by applicable law. Specifically, our officers and directors will not be personally liable to us or our stockholders for monetary damages for breach of an officer’s or a director’s fiduciary duty as an officer or a director, as applicable, except for liability:
▪ for any breach of the officer’s or director’s duty of loyalty to us or our stockholders;
▪ for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
▪ for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
▪ for any transaction from which the officer or director derived an improper personal benefit.
Indemnification
          To the maximum extent permitted by law, our bylaws provide for mandatory indemnification of directors and permit indemnification of our employees and agents against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been our director, officer, employee or agent. In addition, we must advance or reimburse directors and officers, and may advance or reimburse employees and agents, for expenses incurred by them as a result of indemnifiable claims.
Transfer Agent, Warrant Agent and Registrar
          The transfer agent and registrar for our common stock and warrant agent for our public warrants is Computershare Shareholder Services, Inc., and its wholly owned subsidiary, Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021.
Listing
          Our common stock, Class B warrants, Class H warrants and units are quoted on the NASDAQ Capital Market under the symbols “COIN,” “COINZ,” “COINW” and “COINU” respectively.

INCORPORATION BY REFERENCE
          The SEC allows us to “incorporate by reference” information in this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document already on file with the SEC. The information incorporated by reference is an important part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus.
          We incorporate by reference into this prospectus the following documents:
▪ our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 30, 2009, which incorporates by reference certain sections from our proxy statement filed with the SEC on April 30, 2009, which we also incorporate by reference into this prospectus;
▪ our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 15, 2009; our amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2009, filed with the SEC on November 16, 2009; and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC on November 16, 2009; and
▪ our Current Reports on Form 8-K, filed with the SEC on January 12, 2009; January 29, 2009; February 27, 2009; March 12, 2009; March 25, 2009; March 27, 2009; April 1, 2009; April 2, 2009; April 6, 2009; April 10, 2009; April 13, 2009; April 28, 2009; April 29, 2009; May 4, 2009; May 13, 2009; May 20, 2009; May 27, 2009 (two reports were filed on such date); June 23, 2009; July 6, 2009; July 16, 2009; September 14, 2009; September 28, 2009; October 21, 2009; November 16, 2009; November 25, 2009; December 1, 2009; and December 10, 2009.
          We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference in this prospectus, at no cost. Any such request may be made by writing or telephoning us at the following address or phone number:
Converted Organics Inc.
Attention: Corporate Secretary
137A Lewis Wharf
Boston, MA 02110
(617) 624-0111
          These documents can also be requested through, and are available in, the Investor Relations section of our website, which is located at convertedorganics.com, or as described under “Where You Can Find More Information” below. The information and other content contained on or linked from our internet website are not part of this prospectus.
LEGAL MATTERS
          The validity of the securities offered in this prospectus is being passed upon for us by Cozen O’Connor.
EXPERTS
          The consolidated financial statements as of December 31, 2008 and 2007 and for each of the two years then ended, included in this prospectus have been audited by CCR LLP, an independent registered public accounting firm, to the extent set forth in their report appearing herein. Such consolidated financial statements have been included in the prospectus and elsewhere in the registration statement in reliance upon the report of CCR LLP given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          We have filed a registration statement on Form S-1 with the SEC with respect to the units, common stock and Class H warrants included in this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and accordingly we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.
          You can read our SEC filings, including the registration statement, on the Internet at the SEC’s website at www.sec.gov . You can also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Converted Organics Inc.

We have audited the accompanying consolidated balance sheets of Converted Organics Inc. (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in owners’ equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Converted Organics Inc. as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying consolidated financial statements, the Company has incurred a net loss of approximately $16.2 million during the year ended December 31, 2008, has a working capital deficiency as of December 31, 2008 and an accumulated deficit of approximately $26.6 million. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are described in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  CCR LLP
Glastonbury, Connecticut
March 27, 2009, except for Note 2, as to which the date is October 14, 2009

CONVERTED ORGANICS INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2008	2007

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,357,940	$287,867
Restricted cash	2,547,557	2,590,053
Accounts receivable, net	313,650	—
Inventories	289,730	—
Prepaid rent	389,930	190,600
Other prepaid expenses	73,937	40,282
Deposits	141,423	—
Other receivables	94,250	55,450
Deferred financing and issuance costs, net	22,042	—

Total current assets	7,230,459	3,164,252

Deposits	912,054	554,978
Restricted cash	60,563	12,006,359
Property and equipment, net	19,725,146	—
Construction-in-progress	974,900	4,947,067
Capitalized bond costs, net	862,010	909,679
Intangible assets, net	2,852,876	585,750
Deferred financing and issuance costs, net	—	8,642

Total assets	$32,618,008	$22,176,727

LIABILITIES AND OWNERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Term notes payable — current	$89,170	$375,000
Accounts payable	3,583,030	898,270
Accrued compensation — officers, directors and consultants	430,748	397,781
Accrued legal and other expenses	164,620	199,261
Accrued interest	601,166	630,890
Convertible notes payable, net of unamortized discount	4,602,660	—
Mortgage payable, current	3,006	—

Total current liabilities	9,474,400	2,501,202

Term note payable, net of current portion	—	89,170
Mortgage payable, net of current portion	245,160	—
Convertible note payable, net of current portion	351,516	—
Bonds payable	17,500,000	17,500,000

Total liabilities	27,571,076	20,090,372

COMMITMENTS AND CONTINGENCIES	—
OWNERS’ EQUITY (DEFICIT)
Preferred stock, $.0001 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock, $.0001 par value, authorized 40,000,000 shares; 7,431,436 and 4,229,898 shares issued and outstanding at December 31, 2008 and December 31, 2007	743	423
Additional paid-in capital	31,031,647	12,460,357
Member’s equity	619,657	—
Accumulated deficit	(26,605,115)	(10,374,425)

Total owners’ equity	5,046,932	2,086,355

Total liabilities and owners’ equity	$32,618,008	$22,176,727

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,	December 31,
	2008	2007

Revenues	$1,547,981	$—
Cost of goods sold	1,981,084	—

Gross loss	(433,103)	—
Operating expenses
General and administrative expenses	9,309,976	3,009,678
Research and development	375,267	648,664
Amortization of license and intangible assets	263,387	16,500

Loss from operations	(10,381,733)	(3,674,842)

Other income/(expenses)
Interest income	290,125	824,466
Other income	146,677	—
Amortization of capitalized costs	(399,269)	(62,429)
Interest expense	(5,834,898)	(1,171,207)

	(5,797,365)	(409,170)

Loss before provision for income taxes	(16,179,098)	(4,084,012)
Provision for income taxes	—	—

Net loss	(16,179,098)	(4,084,012)

Net loss per share, basic and diluted	$(2.70)	(0.87)

Weighted average common shares outstanding	5,985,017	4,716,378

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ EQUITY (DEFICIT)
Years Ended December 31, 2008 and 2007

	Common Stock					Total
	Shares Issued		Additional			Owners’
	and		Paid-in	Member’s	Accumulated	Equity
	Outstanding	Amount	Capital	Equity	Deficit	(Deficit)

Balance, December 31, 2006	1,333,333	$133	$4,113,385	$—	$(6,290,413)	$(2,176,895)
Issuance of common stock and warrants in connection with the Company’s initial public offering, net of issuance costs of $1,736,715	1,800,000	180	8,163,105	—	—	8,163,285
Common stock and warrants issued in connection with bridge units	293,629	29	(29)	—	—	—
Common stock issued in connection with extension of bridge financing	55,640	6	178,042	—	—	178,048
Issuance of stock options	—	—	5,929	—	—	5,929
Stock dividends	747,296	75	(75)	—	—	—
Net loss	—	—	—	—	(4,084,012)	(4,084,012)

Balance, December 31, 2007	4,229,898	423	12,460,357	—	(10,374,425)	2,086,355
Consolidation of variable interest entity	—	—	—	23,965	—	23,965
Common stock issued upon exercise of warrants	1,780,506	178	11,435,476	—	—	11,435,654
Common stock issued upon exercise of options	143,000	14	536,236	—	—	536,250
Common stock issued for services rendered	45,480	5	212,614	—	—	212,619
Warrants issued in connection with financings, net of cancellations	—	—	1,113,750	—	—	1,113,750
Beneficial conversion features on convertible notes	—	—	2,943,386	—	—	2,943,386
Stock dividends	1,232,552	123	(123)	—	—	—
Issuance of stock options	—	—	2,329,951	—	—	2,329,951
Member’s contributions	—	—	—	544,100	—	544,100
Net income (loss)	—	—	—	51,592	(16,230,690)	(16,179,098)

Balance, December 31, 2008	7,431,436	$743	$31,031,647	$619,657	$(26,605,115)	$5,046,932

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended
	December 31,	December 31,
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(16,179,098)	$(4,084,012)
Adjustments to reconcile net loss to net cash used in operating activities:
Consolidation of variable interest entity	6,164	—
Amortization of intangible asset — license	16,500	16,500
Amortization of other intangible assets	246,887	—
Amortization of capitalized bond costs	47,669	43,696
Amortization of deferred financing fees	331,600	18,733
Depreciation and amortization of property and equipment	411,843	—
Amortization of beneficial conversion features	2,712,009	—
Amortization of discounts on private financing	1,563,750	—
Stock option compensation expense	2,329,951	5,929
Stock issued for services rendered	212,619	—
Forgiveness of debt and accrued interest	(146,677)	—
Loss on sale of fixed asset	176	—
Stock issued for extension of bridge financing	—	178,048
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(284,948)	—
Inventories	(278,616)	—
Prepaid expenses and other current assets	(242,983)	(144,329)
Other assets	(38,800)	—
Deposits	(507,500)	(350,000)
Increase (decrease) in:
Accounts payable and other accrued expenses	2,425,206	71,191
Accrued compensation — officers, directors and consultants	32,967	97,781
Accrued interest	(8,048)	488,271
Other	25,000	—

Net cash used in operating activities	(7,324,329)	(3,658,192)

CASH FLOWS FROM INVESTING ACTIVITIES
Release of restricted cash	11,988,292	6,050,199
Cash paid for acquisitions	(1,500,000)	—
Purchase of property and equipment	(14,233,823)	—
Proceeds from sale of fixed assets	24,000	—
Capitalized interest	(72,438)	(403,572)
Construction costs	(902,462)	(4,543,495)
Restrictions of cash	—	(20,646,611)
Deposit on license	—	(139,978)

Net cash used in investing activities	(4,696,431)	(19,683,457)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from exercise of warrants	11,435,654	—
Proceeds from private financing, net of original issue discount	3,715,000	—
Net proceeds from exercise of options	536,250	—
Member’s contributions	544,100	—
Payments made for deferred issuance costs	—	(42,916)
Payments made on mortgage payable	(6,124)	—
Repayment of term notes issued for acquisition	(814,447)	—
Net proceeds from bond financing	—	16,546,625
Net proceeds from initial public offering of stock	—	8,859,784
Proceeds from term notes	—	89,170
Repayment of term notes	(250,000)	(125,000)
Repayment of demand notes	(69,600)	(250,000)
Repayment of bridge loan	—	(1,515,000)

Net cash provided by financing activities	15,090,833	23,562,663

NET INCREASE IN CASH	3,070,073	221,014
CASH AND CASH EQUIVALENTS, beginning of period	287,867	66,853

CASH AND CASH EQUIVALENTS, end of period	$3,357,940	$287,867

Supplemental cash flow information:
Cash paid during the period for:
Interest	$5,864,622	$908,456
Non-cash financing activities:
Financing costs paid from proceeds of private financing	$335,000	$—
Issuance costs paid from proceeds of initial public offering	—	1,040,216
Issuance costs paid from proceeds of bond financing	—	953,375
Beneficial conversion discount on convertible notes	2,943,386	—
Warrants issued in connection with financing	1,113,750	—

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	NATURE OF OPERATIONS

Converted Organics Inc. (the “Company”) uses food and other waste as a raw material to manufacture, sell and distribute all-natural soil amendment products combining disease suppression and nutrition characteristics. The Company transitioned from a development stage company to an operating company in the second quarter of 2008 as operations commenced and the Company has approximately $1.5 million in revenue for the year ended December 31, 2008. The Company’s revenues come from two sources: tip fees and product sales. Waste haulers pay the Company “tip” fees for accepting food waste generated by food distributors such as grocery stores, produce docks and fish markets, food processors, and hospitality venues such as hotels, restaurants, convention centers and airports. Revenue also comes from the sale of the Company’s fertilizer products. The Company’s products possess a combination of nutritional, disease suppression and soil amendment characteristics.

Converted Organics of California, LLC, (“California”) a California limited liability company and wholly-owned subsidiary of the Company, was formed when the Company acquired the assets of United Organics Products, LLC. The California plant is located in Gonzales, California, in the Salinas Valley. California produces approximately 25 tons of organic fertilizer per day, and sells primarily to the California agricultural market. The California facility employs a proprietary method called High Temperature Liquid Composting (“HTLC”). The facility is currently being upgraded to expand its capacity and to enable it to accept larger amounts of food waste from waste haulers, thereby increasing tip fee revenue.

The Company’s second facility, located in Woodbridge, New Jersey (“Woodbridge”), is designed to service the New York-Northern New Jersey metropolitan area. The Company constructed this facility and it became partially operational in the second quarter of 2008. Converted Organics of Woodbridge, LLC, a New Jersey limited liability company and wholly owned subsidiary of the Company, was formed for the purpose of owning, constructing and operating the Woodbridge, New Jersey facility.

Converted Organics of Rhode Island, LLC (“Rhode Island), a Rhode Island limited liability company and subsidiary of the Company, was formed for the purpose of developing a facility at the Rhode Island central landfill.

NOTE 2 —	MANAGEMENT’S PLAN OF OPERATION

The Company currently has manufacturing capabilities in its Woodbridge and Gonzales facilities as a means to generate revenues and cash, although neither facility is currently generating positive cash flow from operations. If the remaining $3.6 million of convertible debentures from the Company’s 2008 Financing is converted into shares of common stock, the Company believes the release of $2.0 million of escrowed funds by the holders of the NJEDA bonds (Note 18), along with the cash from estimated sales from the Woodbridge and Gonzales facilities will provide enough working capital until the upgrades to the Woodbridge facility are complete and until the Company holds a shareholder vote to allow an investor (Note 18) to purchase $1,500,000 of convertible term notes assuming they receive such approval and achieve the $750,000 sales level by May 31, 2009; and provided that the Company is able to come to agreements with its construction vendors allowing them to delay payments to such vendors. If the Company obtains shareholder approval for the purchase of the convertible term notes but does not achieve positive cash flow from Woodbridge and Gonzales, the Company will need to seek additional sources of working capital. If shareholder approval is received for the issuance of the convertible notes the Company would have to achieve breakeven sales levels by July 31, 2009 or the proceeds of the notes would not provide sufficient working capital for operations and if shareholder approval is not obtained and breakeven sales levels are not achieved, the Company will not have sufficient working capital to operate past May 31, 2009. Based on 2009 sales as of the date of this report, the Company will need to increase sales volumes to achieve such break even sales levels, and there is no assurance that such efforts will be successful.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During this period of limited cash availability the company plans to lower costs in the administrative areas and to concentrate on production in both Woodbridge and Gonzales. In addition they will also have to curtail certain production and sales costs until sales orders begin to increase to the desired levels; most notably, the Company will have to limit the production of product to two variations of liquid and dry product and the desired sales level will have to be derived from those products.

The Company does not have any commitments for additional equity or debt funding and there is no assurance that capital in any form would be available and, if available, on terms and conditions that are acceptable. Moreover, the Company is not permitted to borrow any future funds unless they obtain the consent of the bondholders of the New Jersey Economic Development Bond. The Company has obtained such consent for prior financing, but there is no guarantee that they can obtain such consent in the future.

NOTE 3 —	SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The accompanying consolidated financial statements include the transactions and balances of Converted Organics Inc. and its subsidiaries, Converted Organics of Woodbridge, LLC, Converted Organics of California, LLC, and Converted Organics of Rhode Island, LLC. The transactions and balances of Valley Land Holdings, LLC, a variable interest entity, have also been consolidated therein. All intercompany transactions and balances have been eliminated in consolidation.

DEVELOPMENT STAGE COMPANY

Until the second quarter of 2008, the Company was a development stage company as defined by Statement of Financial Accounting Standards (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises”, as it had no principal operations or significant revenue. During the second quarter of 2008, the Company’s California facility was operating near capacity and recognized revenue from the sale of its product. Also during the second quarter of 2008, the tip floor of the New Jersey facility commenced operations and began to accept food waste on a limited basis. During the second half of 2008, operations have increased at both facilities, and the Company is no longer a development stage company.

VARIABLE INTEREST ENTITY

The consolidated financial statements include Valley Land Holdings, LLC (“VLH”), as VLH has been deemed to be a variable interest entity of the Company as it is the primary beneficiary of that variable interest entity following the acquisition of the net assets of United Organic Products, LLC (Note 4). VLH’s assets and liabilities consist primarily of cash, land and a mortgage note payable on the land on which the California facility is located. Its operations consist of rental income on the land from the Company and related operating expenses. VLH’s activities support the operations of the California facility and do not have sufficient equity at risk to remain viable without the support of the Company.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers financial instruments with an original maturity date of three months or less from the date of purchase to be cash equivalents. The Company had cash equivalents of $534,800 and $0 at

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2008 and December 31, 2007, respectively, consisting of certificates of deposit. These certificates of deposit are held by VLH.

RESTRICTED CASH

As of December 31, 2008 and 2007, the Company had remaining approximately $2,608,000 and $14,596,000, respectively, of cash which is restricted under its bond agreement (Note 11). This cash was raised by the Company in its initial public offering and bond financing on February 16, 2007 and is set aside in three separate accounts at December 31, 2008 and 2007, consisting of $34,000 and $10,032,000, respectively, for the construction of the Woodbridge operating facility; $8,000 and $1,541,000, respectively, for the working capital requirements of the Woodbridge subsidiary while the facility is under construction; and $2,566,000 and $3,023,000, respectively, in reserve for bond principal and interest payments along with a reserve for lease payments. The Company has classified this restricted cash as non-current to the extent that such funds are to be used to acquire non-current assets or are to be used to service non-current liabilities. Third party trustee approval is required for disbursement of all restricted funds. Subsequent to December 31, 2008, $2,000,000 of the restricted cash was made available to the Company for use other than its restricted purpose (Note 18).

ACCOUNTS RECEIVABLE

Accounts receivable represents balances due from customers, net of applicable reserves for doubtful accounts. In determining the need for an allowance, objective evidence that a single receivable is uncollectible, as well as historical collection patterns for accounts receivable are considered at each balance sheet date. At December 31, 2008, an allowance for doubtful accounts of $16,000 has been established against certain receivables that management has identified as uncollectible. A charge of $16,000 is reflected in the consolidated statements of operations for the year ended December 31, 2008. There was no allowance for doubtful accounts deemed necessary at December 31, 2007.

INVENTORIES

Inventories are valued at the lower of cost or market, with cost determined by the first in, first out method. Inventory consists primarily of raw materials, packaging materials and finished goods, which consist of soil amendment products. Inventory balances are presented net of applicable reserves. There were no inventory reserves at December 31, 2008 and December 31, 2007.

PREPAID RENT

The Company has recorded prepaid rent on its consolidated balance sheets which represents the difference between actual lease rental payments made as of December 31, 2008 and 2007 and the straight line rent expense recorded in the Company’s consolidated statements of operations for the years then ended relating to the Company’s facilities in Woodbridge, New Jersey and Gonzales, California.

DEPOSITS

The Company has made deposits totaling $415,000 for its Woodbridge facility in accordance with the terms of that lease and has made a deposit of $139,986 for a license at its planned Rhode Island facility. The Gonzales facility has deposits on equipment of $346,668. The Company has various security deposits relating to operating leases of $10,400. These amounts are recorded as noncurrent assets on the Company’s consolidated balance sheets. The Company also has made deposits on packaging materials ordered for product to be manufactured in its New Jersey facility of $141,423, which is recorded as a current asset on the Company’s consolidated balance sheets.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSTRUCTION-IN-PROGRESS

Construction-in-progress on the consolidated balance sheets includes amounts incurred for construction costs, equipment purchases and capitalized interest costs related to the construction of the Company’s Woodbridge, New Jersey facility, and expansion of its Gonzales, California plant that have not yet been placed in service.

INTANGIBLE ASSETS — LICENSE AND OTHER INTANGIBLES

The Company accounts for its intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that intangible assets with finite lives, such as the Company’s license, be capitalized and amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable.

LONG-LIVED ASSETS

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such reviews are based on a comparison of the asset’s undiscounted cash flows to the recorded carrying value of the asset. If the asset’s recorded carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset, the asset is written down to its estimated fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. No impairment charges were deemed necessary during the years ended December 31, 2008 and 2007.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on the straight-line basis over the estimated useful lives of 7 to 20 years.

DEFERRED FINANCING AND ISSUANCE COSTS

In connection with the private financing arrangement of January 24, 2008, the Company incurred legal and placement fees of $345,000, $10,000 of which was paid in the year ended December 31, 2007, and $335,000 of which was paid from the proceeds of the loan. These fees are being amortized over one year. Amortization expense totaled $322,958 during the year ended December 31, 2008 related to these costs.

CAPITALIZED BOND COSTS

In connection with its $17.5 million bond financing on February 16, 2007, the Company has capitalized bond issuance costs of $953,375 and is amortizing these costs over the life of the bond. Amortization expense of $47,669 and $43,696 was recorded during the years ended December 31, 2008 and 2007, respectively, related to these bond issuance costs.

REVENUE RECOGNITION

In accordance with Staff Accounting Bulletin 104, “Revenue Recognition in Financial Statements,” (“SAB 104”) revenue is recognized when each of the following criteria is met:

•	Persuasive evidence of a sales arrangement exists;

•	Delivery of the product has occurred;

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	The sales price is fixed or determinable, and:

•	Collectability is reasonably assured.

In those cases where all four criteria are not met, the Company defers recognition of revenue until the period these criteria are satisfied. Revenue is generally recognized upon shipment.

SHARE BASED COMPENSATION

The Company accounts for share based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment.” Under the provisions of SFAS No. 123(R), share-based compensation issued to employees is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the grant). Share-based compensation issued to non-employees is measured at the grant date, based on the fair value of the equity instruments issued and is recognized as an expense over the requisite service period.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs include the costs of engineering, design, feasibility studies, outside services, personnel and other costs incurred in development of the Company’s manufacturing facilities. All such costs are charged to expense as incurred.

INCOME TAXES

Deferred income taxes are computed in accordance with SFAS No. 109, “Accounting for Income Taxes” and reflect the net tax effects of temporary differences between the financial reporting carrying amounts of assets and liabilities for financial reporting and income tax purposes. The Company establishes a valuation allowance if it believes that it is more likely than not that some or all of the deferred tax assets will not be realized (see Note 14).

The Company is subject to U.S. federal income tax as well as income tax of certain state jurisdictions. The Company has not been audited by the I.R.S. or any states in connection with income taxes. The periods from inception through 2008 remain open to examination by the I.R.S. and state authorities.

On January 1, 2007, the Company adopted the provisions of FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109” (“FIN No. 48”). The Interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with FASB Statement No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of the available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The adoption of FIN No. 48 did not have any material impact on the Company’s consolidated financial statements.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense. Penalties, if incurred, are recognized as a component of income tax expense.

FAIR VALUE MEASUREMENTS

The Company has partially implemented SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”) for financial assets and financial liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, expands disclosure about fair value measurements and is effective for fiscal years beginning after November 15, 2007, except as it relates to nonrecurring fair value measurements of

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

nonfinancial assets and liabilities. This standard only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not increase the use of fair value measurement. The Company has determined that none of its financial assets or liabilities are measured at fair value on a recurring basis therefore the disclosures required by SFAS No. 157 do not currently apply. With regard to nonfinancial assets and liabilities which are not recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually), the standard is effective for fiscal years beginning after November 15, 2008. The major categories of assets and liabilities that have not been measured and disclosed using SFAS No. 157 fair value guidance are property and equipment in certain circumstances and goodwill.

ACCOUNTING STANDARDS NOT YET ADOPTED

In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”), which permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not elected to measure any financial assets or liabilities at fair value, and therefore, the consolidated financial statements were not affected by adoption of SFAS No. 159.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The objective of this Statement is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. The Company anticipates that the adoption of SFAS No. 160 will not have a significant impact on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (SFAS No. 141R), which changes how business acquisitions are accounted for. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets and tax benefits. SFAS No. 141R is effective for business combinations and adjustments to an acquired entity’s deferred tax asset and liability balances occurring after December 31, 2008. The Company is currently evaluating the future impacts and disclosures of this standard.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (SFAS No. 161). SFAS No. 161 requires enhanced disclosures about an entity’s derivative instruments and hedging activities with a view toward improving the transparency of financial reporting and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company anticipates that the adoption of SFAS No. 161 will not have a significant impact on the consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position (FSP) No. FAS 142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142). The objective of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R and other accounting principles generally

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accepted in the United States of America. This FSP applies to all intangible assets, whether acquired in a business combination or otherwise; and shall be effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The Company is currently evaluating this new FSP and anticipates that it will not have a significant impact on the consolidated financial statements.

EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share (“EPS”) is computed by dividing the net income (loss) attributable to the common stockholders (the numerator) by the weighted average number of shares of common stock outstanding (the denominator) during the reporting periods. Diluted income (loss) per share is computed by increasing the denominator by the weighted average number of additional shares that could have been outstanding from securities convertible into common stock, such as stock options and warrants (using the “treasury stock” method), and convertible preferred stock and debt (using the “if-converted” method), unless their effect on net income (loss) per share is antidilutive. Under the “if-converted” method, convertible instruments are assumed to have been converted as of the beginning of the period or when issued, if later. The effect of computing the Company’s diluted income (loss) per share is antidilutive and, as such, basic and diluted earnings (loss) per share are the same for each of the years ended December 31, 2008 and 2007.

PROFIT SHARING PLAN

In November 2007, the Company instituted a 401(k) plan for its employees. The plan allows for employees to have a pretax deduction of up to 15% of pay set aside for retirement. The plan also allows for a Company match and profit sharing contribution. As of December 31, 2008 and 2007, the Company has not provided a match of employee contributions nor did the Company contribute a profit sharing amount to the plan.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

SEGMENT REPORTING

The Company has no reportable segments as defined by SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information.”

NOTE 4 — ACQUISITIONS

On January 24, 2008, the Company acquired the assets, including the intellectual property, of Waste Recovery Industries, LLC of Paso Robles, CA. This acquisition allows the Company to be the exclusive owner of the proprietary technology and process known as the High Temperature Liquid Composting system, which processes various biodegradable waste products into liquid and solid organic-based fertilizer and feed products. The purchase price of $500,000 was paid with a 7% short term note that matured on May 1, 2008 and was repaid on that date. Interest on that note was payable monthly. In addition, the purchase price provides for future contingent payments of $5,500 per ton of capacity, when and if additional tons of waste-processing capacity are added to the Company’s existing current or planned capacity, using the acquired technology.

In addition, Waste Recovery Industries, LLC had begun discussion with a third party (prior to the Company acquiring it) to explore the possibility of building a facility to convert fish waste into organic fertilizer using the HTLC technology. The Company has completed those negotiations and has entered into an agreement with Pacific Choice Seafoods whereby the Company will be required to pay 50% of the Company’s

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

profits (as defined) to the former owner, that are earned from the facility. The contingent profit-sharing payments under this agreement will be accounted for as expenses of the appropriate period, in accordance with EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination.” If the Company becomes obligated to make certain technology payments under its purchase agreement with WRI, the Company estimated that no such payments will be payable in the twelve months following the acquisition. Payments, if any, after that will be expensed as incurred. The maximum payment due under these arrangements is $7,000,000, with no minimum.

On January 24, 2008, the Company formed Converted Organics of California, LLC, a wholly-owned subsidiary of Converted Organics Inc. who acquired the net assets of United Organic Products, LLC of Gonzales, CA (“UOP”). With this acquisition, the Company acquired a liquid fertilizer product line, as well as a production facility that services a West Coast agribusiness customer base through established distribution channels. This facility is operational and began to generate revenues for the Company immediately upon acquisition. The purchase price of $2,500,000 was paid in cash of $1,500,000 and a note payable of $1,000,000. This note matures on February 1, 2011, has an interest rate of 7%, payable monthly in arrears and is convertible to common stock six months after the acquisition date for a price equal to the five-day average closing price of the stock on Nasdaq for the five days preceding conversion.

The acquisitions have been accounted for in the first quarter of 2008 using the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations”. Accordingly, the net assets have been recorded at their estimated fair values, and operating results have been included in the Company’s consolidated financial statements from the date of acquisition.

The allocation of the purchase price based on the appraisal is as follows:

Inventories	$11,114
Accounts receivable	28,702
Technological know-how	271,812
Trade name	228,188
Existing customer relationships	2,030,513
Building	111,584
Equipment and machinery	543,000
Assumption of liabilities	(224,913)

Total allocation of purchase price	$3,000,000

The assets acquired from UOP were valued separately from the assets acquired from WRI. The sum of the amounts assigned to assets acquired and liabilities assumed did exceed the cost of the acquired assets. The excess was allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired noncurrent assets, including intangibles.

The unaudited supplemental pro forma information discloses the results of operations for the current year and for the preceding year as though the business combination had been completed as of the beginning of the year reported on.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The pro forma condensed consolidated financial information is based upon available information and certain assumptions that the Company believes are reasonable. The unaudited supplemental pro forma information does not purport to represent what the Company’s financial condition or results of operations would actually have been had these transactions in fact occurred as of the dates indicated above or to project the Company’s results of operations for the period indicated or for any other period.

	Twelve Months Ending December 31,
	2008	2007

Revenues (in thousands)	$1,548	$1,423
Net loss (in thousands)	16,269	(4,889)
Net loss per share — basic and diluted	(2.72)	(1.04)
Current assets (in thousands)	7,230	5,410
Total assets (in thousands)	32,618	28,278
Current liabilities (in thousands)	(9,474)	(7,570)
Total liabilities (in thousands)	(27,571)	(25,070)
Total equity (deficit) (in thousands)	5,047	3,208

NOTE 5 — FAIR VALUE OF FINANCIAL INSTRUMENTS

CONCENTRATIONS OF CREDIT RISK

The Company’s financial instruments that are exposed to a concentration of credit risk are cash, including restricted cash, and accounts receivable. Currently, the Company maintains its cash accounts with balances in excess of the federally insured limits. The Company mitigates this risk by selecting high quality financial institutions to hold such cash deposits. At December 31, 2008 and 2007, the Company’s cash balances on deposit exceeded federal depository insurance limits by approximately $5,812,000 and $14,500,000.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make such payments, additional allowances may be required. An increase in allowances for customer non-payment would increase the Company’s expenses during the period in which such allowances are made. Based upon the Company’s knowledge at December 31, 2008 and 2007, a reserve for doubtful accounts was recorded of approximately $16,000 and $0, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards (SFAS) No. 107, “Fair Value of Financial Instruments”, requires disclosure of the fair value of financial instruments for which the determination of fair value is practicable. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of the Company’s financial instruments consisting of cash, accounts receivable, inventories, accounts payable, and accrued expenses approximate their fair value because of the short maturity of those instruments. The fair value of the Company’s convertible notes payable, term notes payable and New Jersey Economic Development Authority Bonds were estimated by discounting the future cash flows using current rates offered by lenders for similar borrowings with similar credit ratings. The fair value of the company’s convertible notes payable is estimated to approximate its carrying value. The fair value of the term notes payable and the New Jersey Economic Development Authority bonds approximate their carrying value. The Company’s financial instruments are held for other than trading purposes.

SFAS No. 157, “Fair Value Measurements” (SFAS No. 157), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the measurement date. The standard specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). In accordance with SFAS No. 157, the following summarizes the fair value hierarchy:

•	Level 1 — Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 — Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant observable inputs are available, either directly or indirectly such as interest rates and yield curves that are observable at commonly quoted intervals; and

•	Level 3 — prices or valuations that require inputs that are unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Company’s financial assets and liabilities that are reported at fair value in the accompanying consolidated balance sheets as of December 31, 2008 were as follows:

				Balance at
				December 31,
Assets	Level 1	Level 2	Level 3	2008

Certificate of deposit	$—	$534,821	—	$534,821

The Company does not have any fair value measurements using quoted prices in active markets (Level 1) or significant unobservable inputs (Level 3) as of December 31, 2008.

NOTE 6 — INVENTORIES

The Company’s inventories consisted of the following at December 31:

	2008	2007

Finished goods	$214,053	$—
Raw materials	18,785	—
Packaging materials	56,892	—

Total inventories	$289,730	$—

NOTE 7 — CONSTRUCTION-IN-PROGRESS

The Company is currently constructing an operating facility in Woodbridge, New Jersey. The funds for construction of this plant came from the issuance of New Jersey Economic Development Bonds on February 16, 2007 and a condition of this bond offering was that the Company place in trust approximately $14 million to be used for plant construction and associated equipment purchases. As of December 31, 2007, the Company has incurred approximately $4.9 million in plant construction costs, equipment purchases and capitalized interest costs. The Company has recorded those costs as construction-in-progress on its consolidated balance sheets as of December 31, 2007. At the end of the second quarter of 2008, portions of the Woodbridge facility became operational and certain fixed assets were placed in service commencing June 30, 2008. During the remainder of 2008, approximately $19 million in assets were transferred from Construction-in-Progress to Leasehold Improvements and Machinery and equipment accounts and depreciation commenced on those assets placed in service.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8 — PROPERTY AND EQUIPMENT

The Company’s property and equipment at December 31 consisted of the following:

	2008	2007

Land and improvements	$357,692	$—
Building and improvements	5,754,163	—
Machinery and equipment	13,968,134	—
Vehicles	42,570	—
Office equipment and furniture	7,837	—

	20,130,396	—
Less: Accumulated depreciation and amortization	(405,250)	—

Property and equipment, net	$19,725,146	$—

Depreciation and amortization of property and equipment totaled $411,843 and $0 for the years ended December 31, 2008 and 2007, respectively.

NOTE 9 — DEFERRED AND CAPITALIZED COSTS

DEFERRED FINANCING AND OFFERING COSTS

In connection with its initial public offering (IPO) on February 16, 2007, the Company incurred issuance costs totaling $1,736,715. The Company had previously capitalized issuance costs, consisting of underwriting, legal and accounting fees and printing costs cumulatively totaling $696,499 in anticipation of its initial public offering. The Company also incurred additional issuance costs of $1,040,216 that was paid from the proceeds of the initial public offering. The total issuance costs of $1,736,715 have been netted against the $9.9 million of gross proceeds of the IPO in the statements of changes in owners’ equity (deficit).

In connection with its repayment of the bridge notes, the Company paid to the bridge lender a Letter of Credit fee of $27,375. The fee has been recorded as a deferred financing fee to be amortized over the term of the Letter of Credit. The Letter of Credit was nullified by the Company’s borrowing of funds from a private investor in January, 2008. Amortization of these deferred financing fees totaled $8,642 and $18,733 for the years ended December 31, 2008 and 2007, respectively.

In connection with its private financing in January of 2008, the Company incurred fees of $345,000 which were capitalized and which are being amortized over the one year term of the loan. Amortization expense associated with these fees of $322,958 was recorded during the year ended December 31, 2008.

CAPITALIZED BOND COSTS

In connection with its $17.5 million bond financing on February 16, 2007, the Company has capitalized bond issuance costs of $953,375 and is amortizing those costs over the life of the bond. Amortization of capitalized bond issuance costs totaled $47,669 and $43,696 for the years ended December 31, 2008 and 2007, respectively.

NOTE 10 — INTANGIBLE ASSETS

Pursuant to a license agreement with an effective date of July 15, 2003 and amended effective February 9, 2006, by and between the Company and International Bio-Recovery Corporation (“IBRC”), the Company entered into an exclusive license to use IBRC’s Enhanced Autogenous Thermophylic Aerobic Digestion process (EATAD) technology for the design, construction and operation of facilities for the conversion of food waste into solid and liquid organic material. The license is recorded at its acquisition cost of $660,000 less

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accumulated amortization of $90,750 and $74,250 as of December 31, 2008 and 2007, respectively. Amortization is provided using the straight-line method over the life of the license. Amortization expense for the years ended December 31, 2008 and 2007 was $16,500 and $16,500, respectively. The Company expects the license’s annual amortization expense to be $16,500 until fully amortized at the end of the 40 year license period.

The Company is obligated to pay IBRC an aggregate royalty equal to nine percent of the gross revenues from the sale of product produced by the Woodbridge facility. The Company will begin to pay royalties during the first quarter of 2009, as product sales commenced during that quarter. The Company is also obligated to purchase IBRC’s patented macerators and shearators as specified by or supplied by IBRC or Shearator Corporation for use at the Woodbridge facility.

In addition, the Company paid a non-refundable deposit of $139,978 to IBRC in 2007 on a second plant licensing agreement, which is included in non-current deposits on the Company’s consolidated balance sheets at December 31, 2008 and 2007. The Company also agreed to pay IBRC approximately $338,000 in twelve monthly installments for market research, growth trails and other services. For the year ended December 31, 2008 and 2007, the Company had paid approximately $22,000 and $276,000, respectively, of this amount which has been included in research and development in the Company’s consolidated statements of operations. The Company is currently negotiating the remainder of the payments with IBRC.

The Company identified certain intangible assets as a part of its valuation performed pursuant to SFAS No. 141, “Business Combinations.” The following intangible assets were identified and values and estimated useful lives were assigned as follows:

	Assigned	Estimated
	Value	Useful Life

Existing customer relationships	$2,030,513	8 years
Technological know-how	271,812	8 years
Trade name	228,188	Indefinite

Intangibles acquired	$2,530,513

The consolidated statements of operations include amortization expense of $246,887 related to these intangible assets for the year ending December 31, 2008. Accumulated amortization at December 31, 2008 was $246,887.

NOTE 11 — DEBT

TERM NOTES PAYABLE

The Company had three term notes payable: (1) $250,000 unsecured term note dated August 27, 2004, due December 31, 2008, with interest at 12%, (2) $125,000 unsecured term note dated September 6, 2005, due December 31, 2008, with interest at 15%, and (3) $89,170 unsecured term note dated May 2, 2007 with a maturity of May 2, 2009 and interest at 12%. On all notes, interest accrues without payment until maturity. The agreement on the term loan dated August 27, 2004 required accrued interest of $89,170 to be paid immediately in order to refinance and extend the maturity. As the Company was precluded under the terms of the agreement with the bondholders of the New Jersey Economic Development Authority Bonds from paying the accrued interest available funds, the Company borrowed funds to repay this accrued interest by entering into the May 2, 2007 term loan in the amount of $89,170 with its CEO, Edward J. Gildea. This note is unsecured and subordinate to the bonds, and has a two-year term. This interest rate is equal to or less than interest paid on the Company’s other term loans. The Company obtained the necessary bondholder consents to enter into this agreement.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During December 2008, the balance of the term note dated August 27, 2004, plus accrued interest of $47,500 was paid with funds raised through exercise of warrants related to our common stock. The Company also negotiated the forgiveness of the balance of the unsecured term note dated September 6, 2005, plus accrued interest. Total principal and interest forgiven was $146,677, and this amount is recorded as other income on the consolidated statements of operations for the year ended December 31, 2008.

As of December 31, 2008, the total of unpaid accrued interest on the remaining note is $17,834. Accrued interest on all notes as of December 31, 2007 was $47,500.

A schedule of outstanding principal amounts of the term notes as of December 31, 2008 and 2007 is as follows:

	2008	2007

Term note dated August 27, 2004	$—	$250,000
Term note dated September 6, 2005	—	125,000
Term note dated May 2, 2007	89,170	89,170

	89,170	464,170
Less: current portion	89,170	(375,000)

	$—	$89,170

BRIDGE LOANS PAYABLE

On March 2, 2006, the Company completed a $500,000 bridge loan (“Bridge Loan”) from lenders (“Bridge Noteholders”) to help meet the Company’s working capital needs. The bridge loan accrued interest at an annual rate of 8%, which was payable in arrears quarterly, and was originally due and payable on the earlier of October 16, 2006 or the completion of a public offering of equity securities (“Qualified Public Offering”). The bridge loan was refinanced with an extended maturity date of February 19, 2007 or the completion of a Qualified Public Offering. The placement agent for the bridge loan received a commission equal to 5% of the gross proceeds. The Company received the $500,000 bridge loan net of the commission to the placement agent of $25,000. The Company classified this cost as a deferred financing cost.

In April, May and June 2006, the Company received additional proceeds totaling $1,015,000 (net of a $50,750 commission to the placement agent) from a series of promissory notes executed with the Bridge Noteholders (“Bridge Financing”).

In connection with the Bridge Financing, the Company issued bridge notes (“Bridge Notes”) and securities of the Company (“Bridge Equity Units”) to the Bridge Noteholders, stating that if a Qualified Public Offering occurred before October 16, 2006 (extended to February 19, 2007), the Bridge Noteholders would be entitled to receive Bridge Equity Units consisting of securities identical in form to the securities being offered in the Qualified Public Offering. Each Bridge Noteholder would be entitled to receive Bridge Equity Units equal to the principal of the Bridge Noteholder’s bridge loan divided by the initial public offering price of the securities comprising the Bridge Equity Units.

The Bridge Loans and the Bridge Equity Units were allocated for accounting purposes based on the relative fair values at the time of issuance of (i) the Bridge Loans without the Bridge Equity Units and (ii) the Bridge Equity Units themselves. The fair value of the Bridge Loans and the Bridge Equity Units was computed at $1,515,000 each. The $1,515,000 fair value was determined since the Company obtained $1,515,000 in Bridge Financing from Bridge Noteholders. At the closing of a public offering on or before February 19, 2007 bridge lenders would be entitled to receive units identical to the units being offered in the Company’s initial public offering. Each bridge lender would be entitled to receive that number of units equal to the principal of the lender’s note divided by the initial public offering price. Stated differently, upon closing

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of an initial public offering on or before February 19, 2007, the Company would be obligated to issue to the bridge lenders a number of units commensurate with a market value of $1,515,000. Since they were of equal value, the $1,515,000 was allocated 50% to the Bridge Loans and 50% to the Bridge Equity Units. The Bridge Equity Units of $757,500 were accounted for as paid-in capital. The Bridge Loans of $1,515,000 were recorded on the balance sheet net of the $757,500 discount on the Bridge Loans. The discount for the Bridge Equity Units ($757,500) was amortized into interest expense over the original life of the Bridge Loans. For the year ended December 31, 2007, the Company recorded $757,500 in interest expense related to the amortization of this discount.

On February 16, 2007 the Company completed its initial public offering and issued 293,629 Bridge Equity Units to the Bridge Noteholders. In addition, the Company and the Bridge Noteholders, agreed under the terms of a concurrent bond offering at the time of the initial public offering, not to repay the principal or accrued interest on the Bridge Notes at that time.

The Company had $1,515,000 of outstanding Bridge Loans that accrued interest at a rate of 18%, and under the terms of the loans, were to be repaid on the earlier of February 19, 2007 or the date of the Company’s initial public offering. Due to certain covenants relating to the offering of bonds on February 16, 2007, which prohibited the Company from repaying these bridge loans, the Company entered into an agreement whereby it could repay the Bridge Loans if the Bridge Noteholders agreed to obtain a letter of credit in favor of the Company. The Company reached agreements with the Bridge Noteholders and the demand note lender to repay the entire principal and accrued interest on these debts. The principal of the Bridge Loans of $1,515,000 plus accrued interest of approximately $160,000, along with principal of the demand note of $150,000 plus accrued interest of approximately $7,000, was repaid by the Company on May 23, 2007 from unrestricted cash. In addition, for the various term extensions granted by the Bridge Noteholders, the Company issued approximately 56,000 shares of common stock, which represents 10% of the principal and interest repaid, divided by the five-day average share price prior to repayment of the debt. The consolidated statements of operations for the year ended December 31, 2007 includes interest expense of $178,048 related to the issuance of this stock.

In order for the repayment of bridge and demand loans to comply with the terms of the covenants of the bondholders of the New Jersey Economic Development Authority Bonds, the Bridge Noteholders obtained a letter of credit in favor of the Company for $1,825,000. This letter of credit was due to expire on April 7, 2008, and allows for a one-time draw down during the thirty days prior to expiration. Subsequent to December 31, 2007 and prior to the expiration date of the letter of credit (April 7, 2008), in conjunction with the private financing described below, the letter of credit agreement was terminated with no cost to the Company.

BOND FINANCING

On February 16, 2007, concurrent with its initial public offering, the Company’s wholly-owned subsidiary, Converted Organics of Woodbridge, LLC, (the “Subsidiary”) completed the sale of $17,500,000 of New Jersey Economic Development Authority Bonds. Direct financing costs related to this issuance totaled $953,375, which have been capitalized and are being amortized over the term of the bonds. The bonds carry a stated interest rate of 8% and mature on August 1, 2027. The bonds are secured by a leasehold mortgage and a first lien on the equipment of the Subsidiary. In addition, the Subsidiary has agreed to, among other things, establish a fifteen month capitalized interest reserve and to comply with certain financial statement ratios. The Company has provided a guarantee to the bondholders on behalf of its wholly-owned Subsidiary for the entire bond offering.

The New Jersey Economic Development Bonds have certain covenants, which among other things, preclude the Company from making any dividends, payments or other cash distributions until such time as (i) the Company has achieved, over the course of a full fiscal year, a maximum annual debt service coverage

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ratio greater than 1.50, and (ii) at least $1,200,000 is on deposit with the Trustee in the operations and maintenance reserve fund and is available to satisfy ongoing maintenance, repair and replacement costs associated with the project facilities. In addition, the Company is precluded from borrowing additional funds under any debt agreements, without the consent of the bondholders. During 2007, the Company received consent from the bondholder prior to borrowing additional funds for a two year term note. During 2008, the Company again received consent from the bondholder prior to borrowing additional funds in a private investment. Under the terms of the bond agreement, the lender has the right, upon 30 days written notice, to demand full payment of all outstanding principal and interest amounts owed under the agreement if specific covenants are not met. As of December 31, 2008 and 2007, the Company is in compliance with these covenants of the bond agreement.

PRIVATE FINANCING

On January 24, 2008, the Company entered into a private financing with three investors (the “Investors”) for a total amount of $4,500,000 (the “Financing”). The Financing was offered at an original issue discount of 10%. The Company used the proceeds to fund the acquisitions described above, to fund further development activities and to provide working capital. As consideration for the Financing, the Investors received a note issued by the Company in the amount of $4,500,000 with interest accruing at 10% per annum to be paid monthly and the principal balance to be paid in full one year from the closing date (the “Note”). In addition, the Company issued to the Investors 750,000 Class A Warrants and 750,000 Class B Warrants, which may be exercised at $8.25 and $11.00 per warrant share, respectively (the “Warrants”). The Company further agreed not to call any Warrants until a registration statement registering all of the Warrants is declared effective. A placement fee of $225,000 was paid from the proceeds of this loan.

In connection with the Financing, the Company had agreed that within 75 days of the closing date, the Company would have a shareholder vote to seek approval to issue a convertible debenture with an interest rate of 10% per annum which would be convertible into common stock pursuant to terms of the debenture agreement, or such other price as permitted by the debenture (the “Convertible Debenture”). Upon shareholder approval, the Note was replaced by this Convertible Debenture and one half of each of the Class A Warrants and of the Class B Warrants issued were returned to the Company. Under the conversion option, the Investors shall have the option, at any time on or before the maturity date (January 24, 2009), to convert the outstanding principal of this Convertible Debenture into fully-paid and non assessable shares of common stock at the conversion price equal to the lowest of (i) the fixed conversion price of $6.00 per share, (ii) the lowest fixed conversion price (the lowest price, conversion price or exercise price set by the Company in any equity financing transaction, convertible security, or derivative instrument issued after January 24, 2008), or (iii) the default conversion price (if and so long as there exists an event of default, then 70% of the average of the three lowest closing prices of common stock during the twenty day trading period immediately prior to the notice of conversion). The Company held a special shareholders’ meeting on April 3, 2008 to vote on this matter, at which time it was approved.

In connection with the financing, the Company entered into a Security Agreement with the Investors whereby the Company granted the Investors a security interest in Converted Organics of California, LLC and any and all assets that are acquired by the use of the funds from the Financing. In addition, the Company granted the Investors a security interest in Converted Organics of Woodbridge, LLC and all assets subordinate only to the current lien held by the holder of the bonds issued in connection with the Woodbridge facility of approximately $17,500,000.

In connection with this borrowing, the Company issued 1.5 million warrants to purchase common stock, which were deemed to have a fair value of $5,497,500. The Company recorded the relative fair value of the warrants to the underlying notes of $2,227,500 in accordance with Accounting Principles Board (“APB”) Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” as

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

additional paid-in capital and established a discount on the debt. The discount was being amortized over the life of the note (12 months). On April 17, 2008, the Investors returned to the Company 750,000 warrants that had been held in escrow. This reduced the value assigned to the warrants and, accordingly, the value assigned to the debt discount attributable to the warrants by $1,113,750. In addition, the remaining original issue discount of approximately $366,000 was recognized as expense on April 7, 2008.

On April 7, 2008, the shareholders of the Company approved the issuance of additional shares so that convertible notes could be issued to the noteholders to replace the original notes dated January 24, 2008. The Company is required to recognize a discount for the intrinsic value of the beneficial conversion feature of the notes which is to be recognized as interest expense through the redemption date of the notes, which is January 24, 2009. That amount was calculated to be $3,675,000, and recognition was limited to $2,936,250 in accordance with EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” as the debt discount is limited to the proceeds allocated to the convertible instrument of $4,500,000. That discount is being amortized over the life of the loan. During the year ending December 31, 2008, the Company recognized interest expense of $2,705,759 related to this discount.

On January 24, 2009 the Company entered into an amendment on its $4.5 million convertibles debentures which became due on January 24, 2009. The lenders extended the due date of these notes until July 24, 2009 and began to convert these notes into shares of the Company’s common stock using the default conversion rate. The Company and the lenders further agreed that no interest would be charged during the six-month extension and that it is the lenders’ intention to convert the loan into shares sufficient to pay off the balance of the debt.

On March 6, 2009, the Company entered into an agreement with the holders of its $17.5 million of New Jersey Economic Development Authority Bonds to release $2.0 million for capital expenditures and lease payments on its New Jersey facility and to defer interest payments on the bonds thru July 30, 2009. These funds had been held in a reserve for bond principal and interest payments along with a reserve for lease payments. As consideration for the release of the reserve funds, the Company issued the bond holders 2,284,409 Class B warrants. The Class B warrants are exercisable at $11.00 per warrant share.

REGISTRATION RIGHTS AGREEMENT

In connection with the January 24, 2008 private financing, the Company entered into a registration rights agreement with the Investors which called for the Company to register the securities within certain time periods. The Company had 10 days from shareholder approval, with an additional 7 day extension, to register the shares issuable under the Convertible Debenture and 90 days from the filing of a registration statement (filed on February 13, 2008) for the Warrants and the underlying shares to be declared effective by the SEC. The Company has filed the registration statement relative to the Convertible Debenture as of the filing date of this report and the registration statement filed for the Warrants has been declared effective. However, the registration statement filed for the convertible debt and the date the warrant registration statement was declared effective by the SEC did not occur within the timelines agreed to in the registration rights agreement. The registration rights agreement calls for $90,000 per month in liquidated damages, payable in cash, if the Company doesn’t file the registration statement for the Convertible Debenture and liquidated damages equal to the average closing price of 375,000 Class A warrants and 375,000 Class B warrants for each 30 day period, commencing May 13, 2008, and multiplying that average by 2% for each 30 day period that the registration statement is not declared effective.

Therefore, on April 24, 2008, the Company began to incur liquidated damages in connection with the Convertible Debenture of $90,000 per month and as of May 13, 2008 the Company began to incur liquidated damage obligations in connection with the Warrants according to the formula described above. The maximum amount of liquidated damages relative to the Warrant Registration Statement and the Convertible Debenture is

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

equal to 10% of the face amount of the Convertible Debenture or $450,000 (10% of $4,500,000). The Company paid a total of approximately $158,000 in liquidated damages related to the Convertible Debentures, which are recorded as interest expense on the consolidated statements of operations for year ended December 31, 2008. On June 7, 2008 the warrant registration statement was declared effective. At this time, the Company is not subject to further liquidated damages.

CONVERTIBLE NOTE PAYABLE

On January 24, 2008, in conjunction with the purchase of the net assets of UOP, the Company issued a note payable to the former sole member in the amount of $1,000,000. The note bears interest of 7% and matures on February 1, 2011; monthly principal and interest payments are $30,877. Interest expense of $57,850 has been recorded in the year ending December 31, 2008 related to this note. The note is convertible by the holder six months after issuance. The Company is required to recognize a discount related to the intrinsic value of the beneficial conversion feature of the note as interest expense through the stated redemption date of the note. That amount was calculated to be $7,136, and has been recorded as a component of additional paid-in capital.

MORTGAGE NOTE PAYABLE

The Company has a mortgage note payable on the land upon which the California facility resides. The note, in the original amount of $250,000, bears interest at 6.75%. Monthly payments of principal and interest of $1,638 are due based on an amortization of twenty years. The note matures in May, 2013.

FIVE-YEAR MATURITY OF DEBT

Principal due during the next five years on all the Company’s long-term and current debt is as follows:

2009	$4,925,328
2010	329,721
2011	28,450
2012	3,679
2013	234,826
Thereafter	17,500,000

Subtotal	23,022,004
Less: discount	(230,492)

Total	$22,791,512

NOTE 12 — CAPITALIZED INTEREST COSTS

The Company has capitalized interest costs, net of certain interest income, in accordance with Statement of Financial Accounting Standards No. 62, “Capitalization of Interest Cost Involving Certain Tax-Exempt Borrowings and Certain Gifts and Grants”, related to its New Jersey Economic Development Authority Bonds in the amount of $1,317,438 and $403,572 as of December 31, 2008 and December 31, 2007, respectively. Capitalized interest costs are included in construction in progress initially on the consolidated balance sheets. As assets are placed in service, the capitalized interest is allocated among the cost basis of the assets ratably. During the year ending December 31, 2008, capitalized interest of $1,245,000 was allocated to assets placed in service and is being depreciated with the related assets.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13 — OWNERS’ EQUITY (DEFICIT)

AUTHORIZED SHARES

At its April 3, 2008 special meeting of shareholders, the shareholders approved a resolution to decrease the number of common shares that the Company is authorized to issue from 75,000,000 to 40,000,000, and the number of preferred shares that the Company is authorized to issue from 25,000,000 to 10,000,000. The Company did this to realize saving on certain taxes that are based on the number of shares authorized, and the Company believes that 40,000,000 shares of common stock would be sufficient to meet its future needs.

STOCK ISSUANCES

The Company is authorized to issue 40,000,000 shares of $0.0001 par value common stock. Of the authorized shares, 733,333 of the authorized shares were issued to the founders of the Company (“founders’ shares”) on January 13, 2006. The Company did not receive any consideration for the founders’ shares. Because the Company had a negative estimated value on January 13, 2006, the Company recognized compensation expense at par value totaling $73 in connection with the issuance of the founders’ shares as par value represents the statutory minimum share value in the state of Delaware.

On February 21, 2006, the Company merged with Mining Organics Management LLC (“MOM”) and Mining Organics Harlem River Rail Yard LLC (“HRRY”). At that time, MOM was a fifty-percent owner of HRRY. The mergers were accounted for as a recapitalization of the Company. As a result of the recapitalization, 600,000 shares were issued to the members of HRRY.

On February 16, 2007 the Company successfully completed an initial public offering of 1,800,000 common shares and 3,600,000 warrants for a total offering of $9,900,000, before issuance costs. The Company’s initial public offering is presented net of issuance costs and expenses of $1,736,715 in the statements of changes in owners’ equity (deficit). The warrants consist of 1,800,000 redeemable Class A warrants and 1,800,000 non-redeemable Class B warrants, each warrant to purchase one share of common stock. The common stock and warrants traded as one unit until March 13, 2007 when they began to trade separately.

On February 16, 2007, as part of its initial public offering and under the original terms of the bridge loan agreement (Note 11), the Company issued 293,629 Bridge Equity Units to the Bridge Noteholders. On May 23, 2007, as consideration for extensions of the Bridge Loans, the Company issued 55,640 shares of common stock to the Bridge Noteholders, which represents 10% of the principal and interest repaid, divided by the five-day average share price prior to repayment of the debt. The statement of operations reflects an expense of $178,048 related to the issuance of these shares.

On February 16, 2007, as part of its initial public offering, the Company agreed to pay a 5% quarterly stock dividend, commencing March 31, 2007, and every full quarter thereafter until the Woodbridge, New Jersey facility is operational. As of December 31, 2007, the Company has declared four such quarterly dividends amounting to 747,296 shares. As of December 31, 2008, the Company has declared one additional quarterly dividend in the amount of 263,239 shares.

On October 1, 2008, the Company issued 45,480 shares of its common stock to a consultant as remuneration for services rendered. The related services were substantially complete when the stock was issued. The Company recognized $212,619 of expense related to the fair value of this issuance.

On October 22, 2008, the Company declared a stock dividend of 15% payable to shareholders of record as of November 17, 2008. This dividend resulted in the issuance of 969,318 shares of common stock.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

WARRANTS

On February 16, 2007, in connection with the Company’s public offering, the Company sold 1,800,000 equity units consisting of one share of common stock, one Class A warrant and one Class B warrant. On March 13, 2007, the Class A and Class B warrants began to trade as separate securities. The Class A warrants are exercisable for one share of common stock, plus accumulated stock dividends, for $8.25. The Class A warrants expire on February 16, 2012 and, if certain conditions are met, the Company may redeem these warrants at a price of $0.25 per warrant prior to the expiration date. The Class B warrants are exercisable for one share of common stock, plus accumulated stock dividends, for $11.00. The Class B warrants expire on February 16, 2012 and there is no provision for the Company to redeem these warrants prior to the expiration date.

On January 24, 2008, in conjunction with the private financing arrangement of the Company described in Note 10, the Company issued 750,000 Class A and 750,000 Class B Warrants to the Investors. Such warrants are exercisable for one share of the Company’s common stock, adjusted for dividends, at $8.25 and $11.00, respectively. Once the Company’s registration statement related to the underlying shares was declared effective, one-half of the warrants were returned to the Company by the Investors, as described in Note 11.

WARRANT EXERCISE

The Company has received net proceeds of approximately $11,344,000 as a result of the exercise of approximately 1,381,000 Class A (which includes the warrant redemption discussed below) warrants and 600 Class B warrants in the year ended December 31, 2008. The Company issued approximately 1,781,000 shares of common stock in connection with the exercise of these warrants due to the cumulative effect of the Company’s stock dividends.

WARRANT REDEMPTION

On September 16, 2008, the Company announced the redemption of its outstanding Class A Warrants. The redemption date was set for October 17, 2008, and was subsequently extended a total of 31 days voluntarily by the Company to November 17, 2008. Any outstanding Class A warrants that had not been exercised before that date expired and are redeemable by the Company for $0.25 per warrant.

Until the redemption date, the Class A warrants were convertible into common stock at an exercise price of $8.25. Each warrant exercised at this price received 1.276 shares of common stock. Prior to the notification of redemption, approximately 756,000 Class A warrants had been exercised. After the redemption, an additional 683,000 warrants were exercised. In total, from both the exercise and redemption of warrants, the Company received proceeds of approximately $11,344,000. The Company is obligated to remit to its transfer agent funds sufficient to compensate warrant holders for the remaining warrants, which may be redeemed for $.25 each for an indefinite period. This amount of $284,237 was subtracted from the cash received for exercise of the warrants, representing the amount necessary to redeem the remaining warrants.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Class A warrant activity for the year ended December 31, 2008 and 2007 is as follows:

			Weighted	Weighted
		Exercise	Average	Average
		Price per	Exercise	Remaining
	Warrants	Warrant	Price	Life (Years)

Outstanding at December 31, 2006	—	$—
Issued:
February 16, 2007, in conjunction with initial public offering	1,800,000	8.25	8.25
February 16, 2007, in conjunction With bridge loans	293,629	8.25	8.25
February 16, 2007, in conjunction with underwriter units	180,000	8.25	8.25
Expired	—	—
Exercised	—	—

Outstanding at December 31, 2007	2,273,629	8.25	8.25	4.2
Issued:
January 24, 2008, in conjunction with private financing	750,000	8.25	8.25
Returned to the Company upon shareholder approval of exchange of term note for convertible note	(375,000)	$8.25
Exercised	(1,380,768)	$8.25
Expired	(1,267,861)	$8.25

Outstanding at December 31, 2008	—	$—		—

The fair value of Class A warrants totaled $2,387,310 at December 31, 2007 based on quoted market prices on that date. As of December 31, 2008, the Class A warrants have been removed from market trading.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Class B warrant activity for the years ended December 31, 2008 and 2007 is as follows:

			Weighted	Weighted Average
		Exercise	Average	Remaining
		Price per	Exercise	Life
	Warrants	Warrant	Price	(Years)

Outstanding at December 31, 2006	—	$0
Issued:
February 16, 2007, in conjunction with initial public offering	1,800,000	11.00	11.00
February 16, 2007, in conjunction with bridge loans	293,629	11.00	11.00
February 16, 2007, in conjunction with underwriter shares	180,000	11.00	11.00
Expired	—	0
Exercised	—	0

Outstanding at December 31, 2007	2,273,629	11.00	11.00	4.2
Issued:
January 24, 2008, in conjunction with private financing	750,000	11.00	11.00
Returned to the Company upon shareholder approval of exchange of term note for convertible note	(375,000)	11.00	11.00
Exercised	600	11.00	11.00

Outstanding at December 31, 2008	2,648,029	$11.00	11.00	3.2

The fair value of Class B warrants totaled $3,442,438 and $3,410,444 at December 31, 2008 and 2007, respectively, based on quoted market prices on that date.

STOCK OPTION PLAN

In June 2006, the Company’s Board of Directors and stockholders approved the 2006 Stock Option Plan (the “Option Plan”). The Option Plan authorizes the grant and issuance of options and other equity compensation to employees, officers and consultants. A total of 666,667 shares of common stock are reserved for issuance under the Option Plan. The Option Plan is administered by the Compensation Committee of the Board of Directors (the “Committee”). Subject to the provisions of the Option Plan, the Committee determines who will receive the options, the number of options granted, the manner of exercise and the exercise price of the options. The term of incentive stock options granted under the Option Plan may not exceed ten years, or five years for options granted to an optionee owning more than 10% of the Company’s voting stock. The exercise price of an incentive stock option granted under the Option Plan must be equal to or greater than the fair market value of the shares of the Company’s common stock on the date the option is granted. The exercise price of a non-qualified option granted under the Option Plan must be equal to or greater than 85% of the fair market value of the shares of the Company’s common stock on the date the option is granted. An incentive stock option granted to an optionee owning more than 10% of the Company’s voting stock must have an exercise price equal to or greater than 110% of the fair market value of the Company’s common stock on the date the option is granted. Stock options issued under the option plan vest immediately upon date of grant.

At a Special Meeting of Shareholders on April 3, 2008, the shareholders approved an amendment to the 2006 Stock Option Plan to include an “evergreen” provision pursuant to which on January 1st of each year, commencing in 2009, the number of shares authorized for issuance under the 2006 Stock Option Plan shall

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

automatically be increased to an amount equal to 20% of the shares of the common stock outstanding on the last day of the prior fiscal year. The Shareholders also approved an amendment to the Plan to increase the number of options available under the plan from 666,667 to 1,666,667. On June 27, 2008, an additional 736,735 options were granted, and vested on that date. Taking into account all options issued, the Company has 276,932 options available to grant under the plan.

The options granted on June 27, 2008 have an exercise price of $5.02 and expire ten years from the grant date. The exercise price was based on the closing price of the stock on the date of grant. The fair value of the options was estimated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 3.52%; no dividend yield; volatility factor of 52.3%; and an expected term of 5 years. The resulting expense of approximately $2.3 million is included in general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2008.

During the year ended December 31, 2007, in accordance with the director compensation policy of the Committee, an additional 10,000 options were granted to a Director upon his appointment to the Board. The options vested on the grant date, have an exercise price of $3.75 per share and expire five years from the grant date. The fair value for the 10,000 immediately vesting stock options granted in 2007 was estimated at the date of grant using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.9%; no dividend yield; expected volatility factor of 16.9%; and an expected term of five years. The Company’s stock option compensation expense totaling $5,929 has been included in general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2007.

Stock option activity for the period January 1, 2007 through December 31, 2008 is as follows:

			Weighted
			Average	Average
	Stock	Price per	Exercise	Remaining
	Options	Share	Price	Life (Years)

Outstanding and exercisable at December 31, 2006	643,000	$3.75	$3.75
Granted	10,000	3.75	3.75
Expired	—
Exercised	—

Outstanding and exercisable at December 31, 2007	653,000	3.75	3.75	4.2
Granted	736,735	5.02
Expired	—
Exercised	(143,000)	3.75

Outstanding and exercisable at December 31, 2008	1,246,735	$	$4.50	4.0

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2008 and 2007 is $0 and $946,850, respectively. The aggregate intrinsic value represents the total pretax intrinsic value, based on options with an exercise price less than the Company’s closing stock price of $3.54 and $5.20 as of December 31, 2008 and 2007, respectively, which would have been received by the option holders had those option holders exercised their options as of that date.

As of December 31, 2008 and 2007, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plan. During the year ended December 31, 2008, the Company has received approximately $536,000 as a result of the exercise of 143,000 options.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14 — INCOME TAXES

At December 31, 2008, the Company had accumulated net operating losses of approximately $26,553,000, of which approximately $16,700,000 may be offset against future taxable income, if any, ratably through 2028.

The Company has fully reserved the approximately $7,588,000 tax benefit of these losses with a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined to be more likely than not.

There is a minimum current tax provision for the years ended December 31, 2008 and 2007.

The effective tax rate based on the federal and state statutory rates is reconciled to the actual tax rate for the years ended December 31, 2008 and 2007 as follows:

	2008	2007

Statutory federal income tax rate	34%	34%
Statutory state income tax rate	6	6
Valuation allowance on net deferred tax assets	(40)	(40)

Effective tax rate	—%	—%

The components of the net deferred tax asset (liability) at December 31, 2008 and 2007 are as follows:

	2008	2007

Deferred tax assets:
Net operating losses	$6,148,000	$2,120,000
Accrued compensation	120,000	120,000
Stock options	1,320,000	400,000
Valuation allowance	(7,588,000)	(2,640,000)

	$—	$—

The Company’s valuation allowance increased $4,948,000 and $1,140,000 for the years ended December 31, 2008 and 2007, respectively.

The Company has a tax benefit of approximately $1,320,000 related to the grant of common stock to certain key employees and advisors. Pursuant to SFAS No. 123(R), the benefit will be recognized and recorded to APIC when the benefit is realized through the reduction of taxes payable.

The Company complies with the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on an examination by the taxing authorities, based on the technical merits of the position. The Company has determined that the Company has no uncertain tax positions requiring recognition under FIN No. 48.

The Company is subject to U.S. federal income tax as well as income tax of certain state jurisdictions. The Company has not been audited by the U.S. Internal Revenue Service or any states in connection with its income taxes. The periods from January 1, 2005 to December 31, 2008 remain open to examination by the U.S. Internal Revenue Service and state authorities.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties, if incurred, as a component of income tax expense.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 15 — SEGMENT REPORTING

In June 1997, SFAS 131, “Disclosure about Segments of an Enterprise and Related Information” was issued, which amends the requirements for a public enterprise to report financial and descriptive information about its reportable operating segments. Operating segments, as defined in the pronouncement, are components of an enterprise about which separate financial information is available that is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company has no reportable segments at December 31, 2008 and 2007.

NOTE 16 — RELATED PARTY TRANSACTIONS

OPERATING LEASE-HEADQUARTERS

The Company is renting the premises under a verbal agreement with ECAP, LLC, a related party. The managing member of ECAP, LLC was a director and is a shareholder of the Company and is also the brother of the Company’s President and CEO. The rental agreement provides for rent and support, as agreed between the Company and ECAP, LLC and for reimbursement of expenses by the Company for office and other expenses. These expenses totaled $5,600 for the period from January 1, 2007 to February 28, 2007.

As of March 1, 2007, the Company began to pay the $2,800 per month rental payment directly to the unrelated landlord for this office space. There is no lease term and rental of the office space is on a month to month basis. Rent expense for the period from March 1, 2007 to December 31, 2007 totaled $28,000 relating to this lease. In the year ending December 31, 2008, the Company incurred $33,600 of expense related to this lease.

SERVICE AGREEMENT

The Company has entered into a services agreement dated May 29, 2003, as modified October 6, 2004, with one of its principal stockholders, Weston Solutions, Inc. (“Weston”). Weston has been engaged to provide engineering and design services in connection with the construction of the Woodbridge organic waste conversion facility. The total amounts incurred by the Company for services provided by Weston were $0 and $116,480 for the years ended December 31, 2008 and 2007, respectively.

LEGAL FEES

During the year ended 2007, the Company incurred legal fees totaling $10,000 to a law firm affiliated with the Company’s President and CEO and partially owned by a brother of the Company’s CEO. These fees of $10,000 were paid in 2008.

ACCRUED COMPENSATION-OFFICERS, DIRECTORS AND CONSULTANTS

As of December 31, 2008 and 2007 the Company has an accrued liability totaling $430,748 and $397,781, respectively, representing accrued compensation to officers, directors and consultants.

CONVERTED ORGANICS OF RHODE ISLAND, LLC

Converted Organics of Rhode Island, LLC was formed for the purpose of developing and operating a waste to fertilizer facility in Johnston, Rhode Island. A development consultant who has provided services to the Company is a 10% minority owner of Converted Organics of Rhode Island, LLC. For the years ending December 31, 2008 and 2007, the consultant was paid $60,000 and $60,000, respectively, for services rendered.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

PACKAGING VENDOR

The Company has purchased packaging materials from a vendor which is partially owned by an employee of the Company. The Company made purchases of $141,000 from this vendor in the year ending December 31, 2008.

NOTE 17 — COMMITMENTS AND CONTINGENCIES

LEASES

In addition to the Company’s IBRC commitment (Note 10) and operating lease commitment for its headquarters (Note 16), the Company signed a lease during June 2006 for its Woodbridge, New Jersey facility. The lease term is for ten years with an option to renew for an additional ten years. Future minimum lease payments under this lease are as follows:

For years ended December 31,
2009	$934,820
2010	934,820
2011	946,195
2012	959,097
2013	967,383
2014 and thereafter	7,410,639

$12,152,954

For the years ended December 31, 2008 and 2007, the Company has recorded rent expense of $740,351 and $745,633, respectively, in relation to this lease.

In September, 2008, the Company entered into a lease agreement for 9 acres of land at the central landfill in Johnston, RI, with the Rhode Island Resource Recovery Corporation. The Company plans to build its next facility at this location. The lease requires monthly payments of $9,167. Once the facility is operational, the monthly rent will also include a charge of $8 per ton of fertilizer sold from the facility. The term of the lease is twenty years. Future minimum payments under this lease are as follows:

For years ended December 31,
2009	$110,000
2010	110,000
2011	110,000
2012	110,000
2013	110,000
2014 and thereafter	1,613,334

$2,163,334

The Company recognized $36,667 of expense related to this lease in 2008, which is included in Research & Development on the consolidated statement of operations.

LEGAL PROCEEDINGS

The Company is not currently aware of any pending or threatened legal proceeding to which it is or would be a party, or any proceedings being contemplated by governmental authorities against it, or any of its executive officers or directors relating to the services performed on the Company’s behalf except that the

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company received notice that a complaint had been filed in a putative class action lawsuit on behalf of 59 persons or entities that purchased units pursuant to a financing terms agreement dated April 11, 2006 (“FTA”), captioned Gerald S. Leeseberg, et al. v. Converted Organics, Inc., filed in the U.S. District Court for the District of Delaware. The lawsuit alleges breach of contract, conversion, unjust enrichment, and breach of the implied covenant of good faith in connection with the alleged failure to register certain securities issued in the FTA, and the redemption of our Class A warrants in November 2008. The lawsuit seeks damages related to the failure to register certain securities, including alleged late fee payments, of approximately $5.25 million, and unspecified damages related to the redemption of the Class A warrants. In February 2009, the Company filed a Motion for Partial Dismissal of Complaint. It is uncertain when the Court will rule on this motion. The Company plans to vigorously defend itself in this matter and is unable to estimate any contingent losses that may or may not be incurred as a result of this litigation and its eventual disposition. Accordingly, no contingent loss has been recorded by the Company related to this matter.

NOTE 18 — SUBSEQUENT EVENTS

On January 24, 2009, the Company entered into an amendment on its $4.5 million convertibles debentures, which became due on January 24, 2009. The lenders extended the due date of these notes until July 24, 2009 and began to convert these notes into shares of the Company’s common stock using the default conversion rate as described in Note 11. The Company and the lenders further agreed that no interest would be charged during the six-month extension and that it is the lenders’ intention to convert the loan into shares sufficient to pay-off the balance of the debt.

On March 6, 2009, the Company entered into an agreement with the holders of its $17.5 million of New Jersey Economic Development Authority Bonds to release $2.0 million for capital expenditures and lease payments on its New Jersey facility and to defer interest payments on the bonds thru July 30, 2009. These funds had been held in a reserve for bond principal and interest payments along with a reserve for lease payments. As consideration for the release of the reserve funds, the Company issued the bond holders 2,284,409 Class B warrants. The Class B warrants are exercisable at $11.00 per warrant share.

On March 6, 2009, the Company entered into a into an agreement with a private investor under which, upon stockholder approval, will issue a series of 10% convertible notes in an aggregate principal amount of up to $1,500,000 with a 10% original issue discount. The investor placed funds into escrow on March 10, 2009 to acquire $500,000 in principal amount of the convertible notes to be released upon receiving stockholder approval, and will acquire four additional $250,000 increments in principal amount of the note with the first increment occurring on the 30th day after receiving stockholder approval, and the remaining three increments occurring monthly, thereafter.

          You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of these securities.
CONVERTED ORGANICS INC.
17,250,000 Shares of Common Stock

PROSPECTUS

December 23, 2009